SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2014

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X                Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes  _____                     No     X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.      An announcement regarding 2013 annual results of China Petroleum & Chemical Corporation (the “Registrant”); and
2.      An announcement regarding the circular for proposed amendment of articles of association and the notice of annual general meeting for 2013 as well as its proxy form and reply slip of the Registrant;

Each made by the Registrant on March 21, 2014.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0386)

Annual Results for the Year Ended 31 December 2013

1.	Important Notice

1.1
The board of directors, the board of supervisors, directors, supervisors and senior management of China Petroleum & Chemical Corporation (“Sinopec Corp.”) warrant that there are no false representations, misleading statements or material omissions in this announcement, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

This announcement is a summary of the annual report of Sinopec Corp. for the year ended 31 December 2013 (the “Annual Report”). The entire report can be downloaded from the websites of The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) (www.hkexnews.hk) and Sinopec Corp. (www.sinopec.com.cn). Investors should read the Annual Report for more details.

1.2
The Annual Report has been approved unanimously at the 15th Meeting of the Fifth Session of the Board of Directors of Sinopec Corp. All directors of Sinopec Corp. attended the 15th Meeting of the Fifth Session of the Board of Directors. No Director has any doubt as to, or the inability to warrant, the authenticity, accuracy and completeness of the Annual Report.

1.3
The annual financial statements for the year ended 31 December 2013 of Sinopec Corp. and its subsidiaries (together, the “Company”) prepared in accordance with the PRC Accounting Standards for Business Enterprises (“ASBE”) and International Financial Reporting Standards (“IFRS”) have been audited by Pricewaterhousecoopers Zhong Tian LLP and Pricewaterhousecoopers respectively. Both firms have issued standard unqualified auditor’s reports.

1.4
Mr. Fu Chengyu, Chairman of the Board of directors, Mr. Li Chunguang, director and president, and Mr. Wang Xinhua, Chief Financial Officer and Head of the Financial Department warrant the authenticity and completeness of the financial statements contained in the Annual Report.

2.	Basic Information about Sinopec Corp.

2.1	Basic information of Sinopec Corp.

Stock name	SINOPEC CORP	SINOPEC CORP	SINOPEC CORP	SINOPEC CORP
Stock code	0386	SNP	SNP	600028
Place of listing	Hong Kong	New York	London	Shanghai
	Stock Exchange	Stock Exchange	Stock Exchange	Stock Exchange

Registered address and office address	22 Chaoyangmen North Street, Chaoyang District, Beijing, China
Postcode	100728
Website	http://www.sinopec.com
E-mail	ir@sinopec.com

2.2	Contact persons of Sinopec Corp. and means of communication

			Secretary to the	Representative on
	Authorised representatives		Board of Directors	Securities Matters

Name	Mr. Li Chunguang	Mr. Huang Wensheng	Mr. Huang Wensheng	Mr. Zheng Baomin

Address	22 Chaoyangmen North Street, Chaoyang District, Beijing, China
Tel	86-10-5996 0028	86-10-5996 0028	86-10-5996 0028	86-10-5996 0028
Fax	86-10-5996 0368	86-10-5996 0368	86-10-5996 0368	86-10-5996 0368
E-mail	ir@sinopec.com

3	Principal Financial Data and Indicators

3.1	Key Financial data prepared in accordance with the China Accounting Standards for Business Enterprises (“ASBE”) for the year ended 31 December 2013 of the Company

	31 December
	2013	2012	Changes from the end of last year	2011
Items	RMB million	RMB million	(%)	RMB million

Total assets	1,382,916	1,238,522	11.7	1,122,703
Total equity attributable to equity shareholders of the Company	570,346	513,374	11.1	474,399

	For the year ended 31 December
	2013	2012	Changes from the end of last year	2011
Items	RMB million	RMB million	(%)	RMB million

Net cash flow from operating activities	151,893	143,462	5.9	151,181
Operating income	2,880,311	2,786,045	3.4	2,505,683
Net profit attributable to equity shareholders of the Company	67,179	63,496	5.8	71,697
Net profit attributable to
equity shareholders of the Company excluding
extraordinary gain/loss items	66,658	61,922	7.6	70,453
Weighted average return on net assets (%)	12.24	12.80	(0.56) Percentage points	15.93

Basic earnings per share (RMB)	0.579	0.562	3.0	0.636
Diluted earnings per share(RMB)	0.543	0.542	0.2	0.612

3.2	Key Financial data and indicators prepared in accordance with International Financial Reporting Standards (“IFRS”) for the year ended 31 December 2013 of the Company

	For the year ended 31 December
	2013	2012	2011	2010	2009
Items	RMB million	RMB million	RMB million	RMB million	RMB million

Turnover and other operating revenues	2,880,311	2,786,045	2,505,683	1,913,182	1,345,052
Operating profit	96,785	98,662	105,530	104,974	90,669
Profit before taxation	95,052	90,642	104,565	103,663	86,574
Net profit attributable to owners of the Company	66,132	63,879	73,225	71,782	63,129
Basic earnings per share (RMB)	0.570	0.566	0.650	0.637	0.560
Diluted earnings per share (RMB)	0.534	0.545	0.625	0.631	0.556
Return on capital employed (%)	8.02	9.09	11.49	12.95	11.67
Return on net assets (%)	11.63	12.50	15.50	17.11	16.63
Net cash generated from operating activities per share (RMB)	1.308	1.262	1.336	1.512	1.468

	31 December
	2013	2012	2011	2010	2009
Items	RMB million	RMB million	RMB million	RMB million	RMB million

Non-current assets	1,009,906	892,929	794,423	727,642	692,930
Net current liabilities	198,812	148,358	101,485	76,177	114,442
Non-current liabilities	189,468	196,535	185,594	200,429	172,982
Minority interests	52,823	37,122	35,016	31,432	25,991
Total equity attributable to equity shareholders of the Company	568,803	510,914	472,328	419,604	379,515
Net assets per share (RMB)	4.880	4.527	4.191	3.723	3.367
Adjusted net assets per share (RMB)	4.841	4.476	4.172	3.722	3.347

3.3	Significant changes of items in the financial statements (ASBE)

The table below sets forth reasons for those changes where the fluctuation was more than 30% during the reporting period, or such changes which constituted 5% or more of total assets at the balance sheet date or more than 10% of profit before taxation:

	At 31 December		Increase/(decrease)
	2013	2012	Amount	Percentage	Reasons for change
Items	RMB millions	RMB millions	RMB millions	(%)

Cash at bank and on hand	15,101	10,864	4,237	39.0	Mainly due to the increase in the year end cash balance
Bills receivable	28,771	20,045	8,726	43.5	Mainly due to enlarged business scale.
Other receivables	13,165	8,807	4,358	49.5	Mainly due to increase of derivative financial instruments
Other current assets	21,385	1,008	20,377	2,021.5	Mainly due to reclassification of excess value-added tax paid to other current assets
Long-term equity investments	77,078	52,061	25,017	48.1	Please refer to Note 11 to the financial statements prepared in accordance with ASBE
Fixed assets	669,595	588,969	80,626	13.7	Mainly due to impact of depreciation and transfer construction in progress to property plant and equipment
Deferred tax assets	4,141	6,381	(2,240)	(35.1)	Mainly due to impact of reversion of deferred tax assets of some subsidiaries
Other non-current assets	19,983	11,046	8,937	80.9	Please refer to Note 18 to the financial statements prepared in accordance with ASBE
Short-term loans	108,121	70,228	37,893	54.0	Mainly due to increase of US dollar borrowings of the Company
Bills payable	4,526	6,656	(2,130)	(32.0)	Mainly due to the regular maturity and settlement of the bills payable
Taxes payable	35,888	21,985	13,903	63.2	Please refer to Note 25 to the financial statements prepared in accordance with ASBE
Other payables	82,917	61,721	21,196	34.3	Mainly due to deferred payment of investments
Short-term debentures payable	10,000	30,000	(20,000)	(66.7)	Mainly due to repayment of short-term bonds at maturity
Non-current liabilities due within one year	45,749	15,754	29,995	190.4	Mainly accounts for bonds due within one year
Other non-current liabilities	8,187	3,811	4,376	114.8	Mainly due to increase of borrowings from Sinopec Group
Share capital	116,565	86,820	29,745	34.3	Mainly due to H shares placing, bonus issue and transfer from capital reserve to share capital, as well as the holders of A share convertible bonds exercise their conversion rights
Specific reserve	1,556	3,550	(1,994)	(56.2)	Please refer to Note 33 to the financial statements prepared in accordance with ASBE

	At 31 December		Increase/(decrease)
	2013	2012	Amount	Percentage	Reasons for change
Items	RMB millions	RMB millions	RMB millions	(%)

Minority interest	52,914	37,227	15,687	42.1
Mainly due to the increase in minority interest as a result of the Company’s acquisition of three overseas oil and gas projects from China Petrochemical Corporation and the issuance of common shares to minority shareholders of Sinopec Kantons Holdings Limited

Financial expenses	6,274	9,819	(3,545)	(36.1)	Mainly due to impact of foreign exchange gains and reduction of overall financing cost through optimise the debt structure
Impairment losses	4,044	7,906	(3,862)	(48.9)	Please refer to Note 39 to the financial statements prepared in accordance with ASBE
Gain from changes in fair value	2,167	206	1,961	951.9	Mainly due to fair value changes of derivatives embedded in convertible bonds of the Company caused by stock price fluctuation of A and H shares of the Company
Investment income	2,510	1,540	970	63.0	Please refer to Note 41 to the financial statements prepared in accordance with ASBE

4.	Changes in Share Capital and Shareholdings of the Principal Shareholders

4.1	Changes in the share capital

Unit: Share

	Before change		Increase/(decrease)					After change
Items	Numbers	Percentage (%)	New shares issued	Bonus shares issued	Conversion from reserve	Others	Sub-total	Number	Percentage (%)

RMB ordinary shares	70,039,798,886	80.67	—	14,007,974,817	7,003,987,408	114,076Note	21,012,076,301	91,051,875,187	78.11
Domestically listed foreign shares	—	—	—	—	—	—	—	—	—
Overseas listed foreign shares	16,780,488,000	19.33	2,845,234,000	3,925,144,400	1,962,572,200	—	8,732,950,600	25,513,438,600	21.89
Others	—	—	—	—	—	—	—	—	—

Total Shares	86,820,286,886	100	2,845,234,000	17,933,119,217	8,966,559,608	114,076	29,745,026,901	116,565,280,654	100

Note: In 2013, a total number of 7,250 Sinopec CB (as defined below) had been converted into A shares of Sinopec Corp.

4.2	Number of shareholders and their shareholdings

As at 31 December 2013, the total number of shareholders of Sinopec Corp. was 687,875 including 681,359 holders of domestic A shares and 6,516 holders of overseas H shares. As at 17 March 2014, the total number of shareholders of Sinopec Corp. was 671,364. Sinopec Corp. has complied with requirement for minimum public float under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“the Hong Kong Listing Rules”). From the end of the financial year ended 31 December 2013 to 28 February 2014, a total of 155,773,017 A shares were converted from the RMB23 billion A share covertible bond (the “Sinopec CB”).

(1)	Shareholdings of top ten shareholders

The shareholdings of top ten shareholders as at 31 December 2013 are listed as below:

Unit: Share

					Number of
Name of shareholders	Nature of Shareholders	Percentage of shareholdings %	Total number of shares held	Changes of shareholding1	shares subject to pledges or lock-up

China Petrochemical Corporation	State-owned share	73.49	85,662,948,858	19,865,821,166	0
HKSCC Nominees Limited 2	H share	21.77	25,372,181,059	8,694,936,587	Unknown
Guotai Junan Securities Co., Ltd. 3	A share	0.29	338,378,335	76,670,200	0
China Securities Finance Co., Ltd. 4	A share	0.25	290,856,807	290,856,807	0
Qatar Holding Limited Liability Company – Self-owned Funds	A share	0.08	89,996,185	89,996,185	0
National Social Security Fund – Combination 106	A share	0.07	86,008,148	56,112,259	0
CSOP Asset Management Limited – FTSE China A50ETF	A share	0.05	61,895,108	29,530,496	0
Industrial and Commercial Bank of China – southern select fund	A share	0.05	60,297,141	21,516,533	0
Industrial and Commercial Bank of China – e 50 index securities investment funds	A share	0.05	53,199,823	19,061,408	0
China Pacific Life Insurance Co., Ltd. – traditional – general insurance products	A share	0.04	48,503,201	8,115,661	0

Note 1	As compared with the number of shares as at 31 December 2012.

Note 2
Sinopec Century Bright Capital Investment Limited, overseas wholly-owned subsidiary of China Petrochemical Corporation, holds 553,150,000 H shares, accounting for 0.47% of the total share capital of Sinopec Corp. which is included in the total number of the shares held by HKSCC Nominees Limited.

Note 3
At the end of the financial year ended 31 December 2013, Guotai Jun’an Securities Co., Ltd holds shares of Sinopec Corp. through self-run security account, security lending special account and refinancing guarantee account.

Note 4	At the end of the financial year ended 31 December 2013, China Securities Finance Co., Ltd. holds shares of Sinopec Corp. through self-run security account.

Statement on the connected relationship or acting in concert among the above-mentioned shareholders:

We are not aware of any connected relationship or acting in concert among or between the above-mentioned shareholders, except that CSOP Asset Management Limited - FTSE China A50ETF and Industrial and Commercial Bank of China – Southern select fund are managed by China Southern Asset Management Co., Ltd.

(2)	Information disclosed by the shareholders of H shares according to the Securities and Futures Ordinance (“SFO”)

Name of shareholders	Status of shareholders	Number of shares interested Note		Approximate percentage of Sinopec Corp.’s issued share capital (H Share)
				(%)

JPMorgan Chase & Co.	Beneficial owner	436,218,553	(L)	1.71	(L)
		196,371,913	(S)	0.77	(S)
	Investment manager	722,853,223	(L)	2.83	(L)
	Custodian corporation/approved	1,647,437,726	(L)	6.46	(L)
	lending agent
BlackRock, Inc.	Interest of corporation controlled by	2,041,530,296	(L)	8.00	(L)
	the substantial shareholder	48,611,000	(S)	0.19	(S)
Schroders Plc	Investment manager	1,314,671,322	(L)	5.15	(L)

Note:	(L): Long position, (S): Short position

4.3	Changes in the controlling shareholders and the de facto controller

There was no change in the controlling shareholders and the de facto controller of Sinopec Corp. during 2013.

(1)	Controlling shareholder

The controlling shareholder of Sinopec Corp. is China Petrochemical Corporation. Established in July 1998, China Petrochemical Corporation is a state-authorised investment organisation and a state-owned enterprise. Its registered capital is RMB 231,620,585,000, and the legal representative is Mr. Fu Chengyu. The organisation code of China Petrochemical Corporation is 10169286-X. Through re-organisation in 2000, China Petrochemical Corporation injected its principal petroleum and petrochemical businesses into Sinopec Corp. and retained certain petrochemical facilities and small-scale refineries. It provides well-drilling services, well-logging services, downhole operation services, services in connection with manufacturing and maintenance of production equipment, engineering construction, utility services including water and power and social services.

Shares of other listed companies directly held by China Petrochemical Corporation

Name of Company	Number of Shares (shares)	Percentage

China Merchants Energy Shipping Co., Ltd	911,886,426	19.32%
People’s Daily Online	2,003,367	0.72%
Sinopec Engineering (Group) Co. Ltd	2,967,200,000	67.01%

(2)	Other than HKSCC Nominees Limited, there was no other legal person or shareholder holding 10% or more of the total issued share capital of Sinopec Corp.

(3)	Basic information of the de facto controller

China Petrochemical Corporation is the de facto controller of Sinopec Corp.

(4)	Diagram of the equity and controlling relationship between Sinopec Corp. and its de facto controller

Note:	Inclusive of 553,150,000 H shares held by Sinopec Century Bright Capital Investment Ltd. (overseas wholly-owned subsidiary of China Petrochemical Corporation) through HKSCC Nominees Limited.

5.	Information on Appointment or Termination of Directors, Supervisors and Senior Management

In May, in order to further improve the corporate governance and minimise the conflicts of interest, Mr. Wang Tianpu tendered his resignation as the President of Sinopec Corp. since he has served as the President of China Petrochemical Corporation. The Board nominated and appointed Mr. Li Chunguang as the President of Sinopec Corp. In August 2013, the Board nominated and appointed Mr. Wang Yongjian as the Vice President of the Sinopec Corp.In September 2013, the Board nominated and appointed Mr. Jiang Zhenghong as the Vice President of the Sinopec Corp. In December 2013, Mr. Zhang Kehua ceased to hold the position of Vice President of Sinopec Corp. due to retirement age.

Mr. Ma Weihua, an Independent Non-executive Director of Sinopec Corp., was no longer a Director, Governor and Secretary of the Communist Party of China Leading Group of China Merchants Bank Co., Ltd, the Chairman of CIGNA & CMC Life Insurance Co., Ltd. and the China Merchants Fund Management Co., Ltd.

Mr. Andrew Y. Yan, an Independent Non-executive Director of Sinopec Corp., was no longer the Chairman and Independent Non-executive Director of NVC Lighting Holding Limited, the Independent Executive Director of Mobi Development Co.,Ltd., the Director of Eternal Asia Supply Chain Management Ltd. Mr. Yan was re-designated as the Non-executive Directors from Independent Executive Directors of Digital China Holdings Limited, China Huiyuan Juice Group Limited, Feng Deli Holdings Limited and Guodian Technology & Environment Group Corporation Limited.

Ms. Bao Guoming, an Independent Non-executive Director of Sinopec Corp., has been appointed as the Independent Non-executive Director of Hebei Chengde Lulu Co., Limited since June 2013.

6	Business Review and Prospects

Business Review

In 2013, the global economy continued to recover slowly. China’s economy was stable, but the growth rate decelerated, with GDP up by 7.7%. In response to market changes and the macroeconomic environment, we accelerated structural adjustments, deepened our reforms, expanded our resource base, built out our markets, reinforced our management and reduced costs and expenses, achieving sound results on all fronts.

6.1	Market Review

(1)	Crude oil and natural gas

In 2013, international crude oil prices fluctuated in a wide range, hitting a high before falling in the first quarter, rebounding slightly in the second and third quarters due to tight supplies in some regions, and remaining high in the fourth quarter. The spot price of Platts Brent for the year was USD 108.66 per barrel, down 2.62% from the previous year. In 2013, China’s natural gas demand increased significantly, and a natural gas price reform plan was introduced, gradually linking the domestic gas price to the price of alternative energy.

(2)	Oil products market

In 2013, the Chinese government further optimised the oil product pricing mechanism. It introduced a premium pricing policy for oil products with high quality in the second half of the year, which improved the market environment for the refining sector.

Along with steady economic growth and economic structural adjustment, domestic demand for gasoline maintained a rapid growth rate, while demand growth for diesel experienced a slowdown. According to the statistics of Nation Development and Reform Committee, domestic apparent consumption for oil products (including gasoline, diesel and kerosene) were 264 million tonnes, an increase by 5.1% over the previous year.

(3)	Chemicals market

In 2013, domestic demand for chemicals continued to grow. Consumption of synthetic resin, synthetic fibre and synthetic rubber increased by 7.2%, 6.6% and 6.3%, respectively, over the previous year, and consumption of ethylene equivalent grew by 6.3%. However, the increase in both the domestic production capacity and imports of low-priced chemicals posed great challenges to domestic producers, especially in the first half of the year, when prices of chemicals dropped significantly. In the second half, the prices of some chemicals picked up.

6.2	Operations Review

(1)	Exploration and production

In 2013, with increased exploration and development activities in five key areas of China, we achieved stable growth in oil and gas production and reserves. In exploration, we achieved significant strategic breakthroughs in the Fuling marine-facies shale gas exploration project, laying a solid foundation for shale gas development of the Company. In 2013, we added 3.13 million barrels to domestic proved oil reserves, achieving an oil reserve replacement ratio of more than 100%. We also acquired overseas upstream assets from China Petrochemical Corporation, significantly increasing our overseas oil and gas assets. In oil production, we enhanced the recovery rate in mature fields and effectively curbed the growth in lifting costs. We intensified exploration in the natural gas market, increasing sales volumes to meet consumption demand. In 2013, our oil and gas production was 442.82 million barrels of oil equivalent, up 3.48% from the previous year, of which crude oil was 332.54 million barrels, representing a year-on-year increase of 1.30%, and natural gas was 660.18 billion cubic feet, representing a year-on-year increase of 10.4%.

Summary of Operations for the Exploration and Production Segment

				Change from
	2013	2012	2011	2012 to 2013 (%)

Oil and gas production (mmboe)	442.84	427.95	407.91	3.48
Crude oil production (mmbbls)	332.54	328.28	321.73	1.30
China	310.84	306.60	303.37	1.38
Overseas	21.70	21.68	18.36	0.09
Natural gas production (bcf)	660.18	598.01	517.07	10.40

Summary of Proved Reserves of Crude Oil and Natural Gas

	Reserves of Crude Oil (mmbbls)
	31 December 2013	31 December 2012

Proved Reserves	3,130	2,843
Proved Developed Reserves	2,821	2,577
Shengli	1,944	1,974
Others	557	539
China	2,501	2,513
Overseas	320	64
Proved Undeveloped Reserves	309	266
Shengli	110	84
Others	162	174
China	272	258
Overseas	37	8

	Reserves of Natural Gas (bcf)
	31 December 2013	31 December 2012

Proved Reserves	6,520	6,730
Proved Developed Reserves	5,805	5,439
Puguang	2,939	3,605
Others	2,842	1,834
China	5,781	5,439
Overseas	24	—
Proved Undeveloped Reserves	715	1,291
Puguang	—	—
Others	712	1,291
China	712	1,291
Overseas	3	—

Exploration & Production Activities

	As of 31 December
	2013		2012
Wells drilling	gross	net	gross	net

China	267	267	285	285
Shengli	93	93	86	86
Others	174	174	199	199
Overseas	2	0	4	1
Total	269	267	289	286

		China		Oversea
					Equity Method
Completed Wells	Total	Shengli	Others	Group	Investments
For the year ended 31 December 2013
Exploratory – Productive	350	112	238	—	—
– Dry	352	96	256	—	—
Development – Productive	4,513	2,490	2,016	5	2
– Dry	83	39	44	—	—
For the year ended 31 December 2012
Exploratory – Productive	329	101	228	—	—
– Dry	682	89	593	—	—
Development – Productive	3,583	2,047	1,532	4	—
– Dry	35	6	29	—	—

Unit: Square Kilometers

	As of 31 December
	2013	2013

Acreage with exploration license	983,680	913,800
China	983,680	913,800
Acreage with development license	26,665	20,743
China	22,563	20,420
Overseas	4,102	323

Note:
At the end of 2013, the acquisition of part of the equity interests of CIR, Taihu and Mansarovar by the Company from China Petrochemical Corporation was completed. Production, reserve and exploration activities of these three companies were included on equity accounting basis.

(2)	Refining

In 2013, seizing the opportunity presented by improvements in the oil product pricing mechanism, we optimised our product mix according to market conditions, increasing production of high-value-added products which were in strong demand, such as high-octane gasoline and jet fuel. We accelerated the quality upgrading of our oil products to supply cleaner products to our customers. In 2013, we were the first to complete the gasoline upgrading to the GB IV standard. We also optimised our crude oil allocation and reduced crude oil procurement costs. In 2013, we processed 232 million tonnes of crude oil, up by 4.81% from the previous year, and produced 140 million tonnes of oil products, up by 5.59% from the previous year. Sales of lubricants, LPG and asphalt grew at a fast growth rate.

Summary of Operations for the Refining Segment

Unit: million tonnes

				Change from
	2013	2012	2011	2012 to 2013 (%)

Refinery throughput	231.95	221.31	217.37	4.81
Gasoline, diesel and kerosene production	140.40	132.96	128.00	5.59
Gasoline	45.56	40.55	37.10	12.36
Diesel	77.40	77.39	77.17	0.02
Kerosene	17.43	15.01	13.73	16.15
Light chemical feedstock	37.97	36.33	37.38	4.52
Light products yield (%)	76.19	76.75	76.08	(0.56) percentage points
Refinery yield (%)	94.82	95.15	95.09	(0.33) percentage points

Note:	Includes 100% of production of joint ventures.

(3)	Marketing and distribution

In 2013, in light of structural changes in the demand for oil products, we adjusted our marketing strategies which focused on high-octane gasoline and jet fuel sales and introduced premium products to the market ahead of other suppliers. We increased total sales volume by using our advantages in our network and brand to expand retail volumes. Through optimised oil products allocation and logistics, we lowered our transportation costs. In 2013, the total sales volume of oil products reached 180 million tonnes, of which domestic sales were 165 million tonnes, up 4.04% from the previous year. The retail volume increased by 5.45% as compared with that in the previous year. Meanwhile, we actively provide our one-stop services and signature products to our customers and the revenue from non-fuel business reached RMB 13.35 billion, representing a year-on-year increase of 21.36%.

Summary of Operations, Marketing and Distribution Segment

				Change from
	2013	2012	2011	2012 to 2013(%)

Total sales volume of oil products (million tonnes)	179.99	173.15	162.32	3.95
Total domestic sales volume of oil products (million tonnes)	165.42	158.99	151.16	4.04
Retail sales (million tonnes)	113.73	107.85	100.24	5.45
Direct sales (million tonnes)	33.49	33.25	33.22	0.71
Wholesale (million tonnes)	18.20	17.89	17.70	1.73
Annual average throughput per station (tonne/station)	3,707	3,498	3,330	5.97

				Change from
	31 December 2013	31 December 2012	31 December 2011	the end of the previous year to the end of the reporting period (%)

Total number of service stations under Sinopec brand	30,536	30,836	30,121	(0.97)
Number of company- operated stations	30,523	30,823	30,106	(0.97)

(4)	Chemicals

In 2013, facing severe market conditions, we adjusted our facilities utilisation rate and production plan, prioritised the restructuring of our feedstock and product mix, implemented regional optimisation and effectively reduced our raw material costs. We strengthened the integration of production, marketing and research, and we reached record highs in production of new polyolefin products, specialty and high-value-added rubber products, and differential synthetic fibres. Through our market-oriented approach, we optimised the marking strategies, improved inventory management, implemented differentiated marketing strategies and achieved superior results. In 2013, ethylene production reached 9.98 million tonnes, up 5.58% from the previous year, and chemical sales volume was 58.23 million tonnes, up by 7.14% from the previous year, and effectively sold what we produced.

Summary of Operations, Chemicals Segment	Unit: thousand tonnes

				Change from
	2013	2012	2011	2012 to 2013 (%)

Ethylene	9,980	9,452	9,894	5.58
Synthetic resin	13,726	13,343	13,652	2.87
Synthetic rubber	960	936	990	2.59
Synthetic fibre monomer and polymer	9,227	8,950	9,380	3.10
Synthetic fibre	1,392	1,339	1,388	3.99

Note: Includes 100% of ethylene production of joint ventures.

(5)	Research and development

In 2013, we actively implemented an innovation-driven development strategy, consistently strengthened technology research and achieved outstanding results. In E&P, we achieved breakthrough in shale gas technology in Fuling, and primarily set up our key technology for efficient development of Dawan high-sulfur-content gas field with horizontal wells. In refining, we continued to reinforce development of production technologies for clean products, such as the successful commissioning of our countercurrent moving bed continuous reforming facility and the successful application of liquid phase recycling diesel hydrogenation technology in several facilities. In chemicals, we put into operation our self-designed and self-built 800,000-tonne-per-year ethylene facility and our 600,000-tonne-per-year PX facility, drawing on proprietary technologies. We successfully commercialised the looping process for PP production and technology for rare-earth isoprene rubber. We actively promoted transformational development as well. With the successful trial of self-developed bio jet fuel in commercial flights, we received the first license to produce bio jet fuel in China. In 2013, we applied for 4,442 patents at home and abroad, of which 2,388 were granted. We won two National Awards for Technology Invention, two National Awards for Technology Advancement and six Chinese Patent Awards of Excellence.

(6)	Health, safety and environment

In 2013, to implement our green and low-carbon strategy, we initiated our Clean Water and Blue Sky scheme, participated in the pilot test of carbon trading and promoted energy performance contracting. In 2013, our energy intensity dropped by 2.01%, industrial water consumption declined by 1.19%, COD in wastewater discharge fell by 3.85% and SO2 emission fell by 4.71%. We also fully ensured proper handling of hazardous chemicals and waste.

We properly managed the response to the Qingdao pipeline accident of 22 November 2013, implemented safety inspections throughout the Company to identify potential risks and further improved our safety accountability system. Please refer to our sustainable development report for more details.

(7)	Capital expenditures

In 2013, our capital expenditures were RMB 168.597 billion, a decrease by 7% against the budget made at the beginning of the year. The exploration and production segment accounted for expenditures of RMB 88.782 billion, mainly for development of tight oil in North China, shallow heavy oil in the western Shengli oil field, new blocks of the Tahe oil field, Yuanba in Southwest China and the Daniudi gas field in North China, construction of Block 18 in Angola and pipelines for LNG and natural gas. In 2013, we added 5.8 million tonnes of crude oil production capacity and 2.44 billion cubic meters of natural gas capacity. The refining segment had capital expenditures of RMB 26.064 billion, mainly for completion of revamping projects in Wuhan, Anqing and Maoming for quality upgrading of oil products. The marketing and distribution segment had expenditures of RMB 29.486 billion, mainly for building and revamping service stations and for construction of oil product pipelines and depots. We also added 808 new service stations in 2013. The chemicals segment had expenditures of RMB 19.189 billion, mainly for the Wuhan ethylene project, the Hainan aromatics project and the Maoming polypropylene project. The corporate and others had expenditures of RMB 5.076 billion, mainly for R&D facilities and IT projects.

In addition, Sinopec International Petroleum Exploration and Production Corporation, a subsidiary of Sinopec Corp. acquired part of the equity interests of Taihu project, Mansarovar project and CIR project from China Petrochemical Corporation in this year, and thus resulted in a capital expenditure of RMB 16.529 billion.

(8)	Oil & gas reserve appraisal principles

We manage our reserves estimation through a two-tier management system. Our Oil and Natural Gas Reserves Management Committee, or the RMC, at our headquarters level oversees the overall reserves estimation process and reviews the reserves estimation of our company. Each of our subsidiaries has a reserves management committee that manages the reserves estimation process and reviews the reserves estimation report at the subsidiaries level.

Our RMC is chaired by Mr. Wang Zhigang, one of our Senior Vice Presidents, and is co-led by our deputy chief geologist and our director general of our exploration and production segment. Mr. Wang holds a Ph.D. degree in geology from Geology and Geo-physics Research Institute of the China Academy of Science and has over 30 years of experience in oil and gas industry. Our RMC also consists of 31 other members who are senior management members in charge of exploration and development activities at subsidiary level. A majority of our RMC members hold either doctor’s or master’s degrees and our RMC members have an average of 20 years of technical experience in relevant industry fields, such as geology, engineering and economics.

Our reserves estimation is guided by procedural manuals and technical guidance. Initial collection and compilation of reserves information are conducted by different working divisions, including exploration, development, financial and legal divisions, at subsidiary level. Exploration and development divisions jointly prepare the initial report on reserves estimation. Together with technical experts, reserves management committees at subsidiary level then hold peer review to ensure the qualitative and quantitative compliance with technical guidance and accuracy and reasonableness of the reserves estimation. At headquartes level, the RMC is primarily responsible for the management and coordination of the reserves estimation process, review and approval of annual changes and results in reserves estimation and reporting of our proved reserves. We also engage outside consultants who assist us to be in compliance with the U.S. Securities and Exchange Commission rules and regulations. Our reserves estimation process is further facilitated by a specialised reserves database which is improved and updated periodically.

6.3	Business Prospects

(1)	Market analysis

In 2014, we anticipate that the recovery of the global economy will continue and that China’s economy will maintain its steady growth, with reforms deepening. Domestic demand for oil products and chemicals will increase steadily, with further changes to the structure of consumption. Quality upgrades of oil products will continue, and domestic demand for chemical products is expected to grow steadily. In 2014, crude oil supply is expected to be in glut. Geopolitical tensions are likely to ease, and the tapering of the U.S. quantitative easing program is likely to continue. We expect international oil prices to show some weakness while fluctuating within a high price range.

(2)	Production and operations

In 2014, we will actively respond to market changes and intensify improvements in product quality, focus on efficiency and profitability on the basis of safe and reliable operations. We will implement well-planned strategies, deepen our reforms, adjust our development patterns and reinforce our management. We will undertake initiatives in the following key areas:

Exploration and production segment: We will promote efficient and effective exploration and based on five campaigns, improve our exploration success rate in a bid to achieve strategic breakthroughs. We will make further efforts to promote efficient development, reinforce our focus on cost and profitability, strengthen secondary and tertiary development of mature fields and enhance utilisation of reserves. To achieve significant growth in shale gas, we will comprehensively organise capacity building in the Fuling shale gas project and improve our performance in shale development. We will maintain the sound management of our natural gas business and carefully plan the strategic deployment of our resources, markets and pipeline network. We will also optimise resource allocation to develop a best performing value chain and increase our market share. In 2014, we plan to produce 363.76 million barrels of crude oil, and 706.2 billion cubic meters of natural gas.

Refining segment: We will continue to explore the market for new products and optimise procurement and allocation of crude oil to reduce costs. We will fully use our advantage in scaled production and expand our total processed volume to control unit costs. We will also continue to upgrade oil product quality and supply clean fuels to the market. We will also reinforce coordination between production and marketing, adjust our product slate and utilisation rate, and increase output of products with high-value-added and good market potential. In addition, we will improve our sales network, optimise marketing of lubricants, LPG and asphalt by using our strengths in specialisation, and maintain safe and reliable operations and high utilisation rates of major refining facilities. In 2014, we plan to process 244 million tonnes of crude oil and produce 150 million tonnes of oil products.

Marketing and distribution segment: To ensure maximum profits in this segment and expand our retail business, we will improve our market analysis, operate with low inventories to mitigate risks and optimise marketing structure, expand sales volume, as well as enhance the quality of our service stations and the sales volume per station. We will accelerate the planning and construction of our oil product pipeline, take full advantage of our existing network and make further improvements through professional management. We will focus on differentiated marketing and increase customer loyalty by providing tailor-made services. We will work to open up the market for vehicle-use natural gas and promote professional and market-oriented development of our non-fuel business to increase both scale and profits. In 2014, we plan to sell 169 million tonnes of oil products in domestic market.

Chemicals segment: We will further adjust our feedstock structure, optimise regional production, increase the proportion of light feedstock to lower costs, and advance the adjustment of feedstock for ethylene. We will strengthen the integration of production, marketing and research, boost R&D, increase production and promotion of new products, and expedite our coal to chemical business, with coal-to-gas as the main focus. We will also improve our marketing strategies and customer service, strengthen the management of the supply chain and continue to operate with low levels of inventory. In 2014, we plan to produce 10.58 million tonnes of ethylene.

Technology research and development: We will continue to implement our innovation-driven strategy and promote independent and wide-ranging innovation to accelerate technology breakthroughs in the following areas: shale oil and gas, clean and efficient utilisation of coal, bio-fuel and bio-chemicals, high-performance chemicals, CO2 capture and utilisation, and low-carbon technology, to accelerate the pace of structural adjustment and provide support to realise a transformed development mode. We will enhance our core and proprietary technologies to support the growth of our core business, such as improving exploration and development, increasing oil recovery rate, the processing of heavy and challenging crude oil, and the producing of clean oil products and high-performance synthetic materials, as well as developing energy-saving and environmentally friendly technologies. We will focus on long-term, forward-looking and basic research to improve our capabilities in indigenous innovation and drive the company’s growth.

Capital expenditures: In 2014, we will continue to focus on the improvement of quality and efficiency, primarily for organic growth, and accelerate our structural adjustment by optimising company-wide and regional resources. Capital expenditure for the year is budgeted at RMB 161.6 billion, of which the exploration and production segment will account for RMB 87.9 billion, mainly for the Fuling shale gas and South Yanchuan coal bed methane demonstration projects, for development projects including Shengli, Northwest Tahe, Yuanba, the Daniudi gas field, the West Sichuan, overseas blocks and for construction of LNG and natural gas pipelines. Refining segment will account for expenditures of RMB 25.5 billion, mainly for oil product quality upgrade projects and revamping projects including those in Shijiazhuang, Yangzi and Jiujiang. Marketing and distribution segment will account for expenditures of RMB 24.1 billion, mainly for revamping of service stations, construction of the oil product pipeline network, optimising the distribution of oil tanks and improving facilities for natural gas and our non-fuel business. Capital expenditures for Chemicals segment will be RMB 17.6 billion, mainly for commissioning the East Ningxia integrated coal to chemical project and the Fujian ethylene revamping project and for construction of the Jinling propylene oxide and Qilu acrylonitrile projects. Corporate and others will account for expenditures of RMB 6.5 billion, mainly for R&D and IT projects.

In 2014, we will continue to deepen reform, focus on the quality and profitability of development, sharpen our competitive edge, improve sustainability and strive to achieve better results in production and operations.

7.	Management Discussion and Analysis

The following discussion and analysis should be read in conjunction with the Company’s audited financial statements in this announcement and the annual report and the accompanying notes. Parts of the following concerned financial data were abstracted from the company’s audited financial statements that have been prepared according to the IFRS, unless otherwise stated. The prices in the following discussion do not include value-added tax.

7.1	Consolidated Results of Operations

In 2013, the Company’s turnover and other operating revenues were RMB 2,880.3 billion, an increase of 3.4% compared with that of 2012. The operating profit was RMB 96.8 billion, representing a year on year decrease of 1.9%.

The following table sets forth the main revenue and expenses from the Company’s consolidated financial statements:

	Years ended 31 December
	2013	2012	Change
	(RMB million)	(RMB million)	(%)

Turnover and other operating revenues	2,880,311	2,786,045	3.4
Turnover	2,833,247	2,733,618	3.6
Other operating revenues	47,064	52,427	(10.2)
Operating expenses	(2,783,526)	(2,687,383)	3.6
Purchased crude oil, products, and operating supplies and expenses	(2,371,858)	(2,301,199)	3.1
Selling, general and administrative expenses	(69,928)	(61,174)	14.3
Depreciation, depletion and amortisation	(81,265)	(70,456)	15.3
Exploration expenses (including dry holes)	(12,573)	(15,533)	(19.1)
Personnel expenses	(55,353)	(51,767)	6.9
Taxes other than income tax	(190,672)	(188,483)	1.2
Other operating (expenses) /income (net)	(1,877)	1,229	—

Operating profit	96,785	98,662	(1.9)
Net finance costs	(4,246)	(9,881)	(57.0)
Investment income and share of profits less losses from associates and jointly controlled entities	2,513	1,861	35.0
Profit before taxation	95,052	90,642	4.9
Tax expense	(24,763)	(23,846)	3.8

Profit for the year	70,289	66,796	5.2

Attributable to:
Equity shareholders of the Company	66,132	63,879	3.5
Non-controlling interests	4,157	2,917	42.5

(1)	Turnover and other operating revenues

In 2013, the Company’s turnover was RMB 2,833.2 billion, representing an increase of 3.6% over 2012. This was mainly attributable to the Company actively exploring the market, expanding sales and increasing trade income.

The following table sets forth the external sales volume, average realised prices and respective rates of change of the Company’s major products in 2013 and 2012:

	Sales volume			Average realised price
	(thousand tonnes)			(RMB/tonne, RMB/thousand cubic meters)
	Years ended 31 December		Change (%)	Years ended 31 December		Change (%)
	2013	2012		2013	2012

Crude oil	7,604	6,221	22.2	4,253	4,579	(7.1)
Domestic	7,582	6,221	21.9	4,252	4,579	(7.1)
Oversea	22	—	—	4,678	—	—
Natural gas (million cubic meters)	15,907	14,431	10.2	1,336	1,281	4.3
Gasoline	59,482	53,488	11.2	8,498	8,615	(1.4)
Diesel	99,855	99,864	0.0	7,050	7,219	(2.3)
Kerosene	20,162	18,760	7.5	6,116	6,416	(4.7)
Basic chemical feedstock	25,838	23,387	10.5	6,870	6,740	1.9
Monomer and polymer for synthetic fibre	6,856	6,943	(1.3)	8,167	8,238	(0.9)
Synthetic resin	10,696	10,503	1.8	9,631	9,181	4.9
Synthetic fibre	1,488	1,458	2.1	10,356	10,790	(4.0)
Synthetic rubber	1,346	1,287	4.6	12,214	17,564	(30.5)
Chemical fertiliser	1,129	1,193	(5.4)	1,698	2,052	(17.3)

Most of crude oil and a portion of natural gas produced by the Company were internally used for refining and chemical production, with the remaining sold to other customers. In 2013, the turnover from crude oil, natural gas and other upstream products sold externally amounted to RMB 60.8 billion, an increase of 13.2% over 2012. The change was mainly due to the increase in sales volume of crude oil and increase in sales volume and prices of natural gas in 2013.

In 2013, the Refining segment and Marketing and Distribution segment of the Company sold petroleum products (mainly consisting of oil products and other refined petroleum products), and achieved external sales revenue of RMB 1,680.5 billion. This represented an increase of 2.0% over 2012, and accounted for 59.3% of the Company’s turnover. This was mainly due to the increase in sales volume and prices of petroleum products. The sales revenue of gasoline, diesel and kerosene was RMB 1,332.8 billion, representing an increase of 2.4% over 2012, and accounting for 79.3% of the total sales revenue of petroleum products. Turnover of other refined petroleum products was RMB 347.7 billion, representing an increase of 0.8% compared with 2012, accounting for 20.7% of the total sales revenue of petroleum products.

The Company’s external sales revenue of chemical products was RMB 374.1 billion, representing an increase of 5.0% over 2012, accounting for 13.2% of its turnover. This was mainly due to the increase in sales volume of chemical products.

(2)	Operating expenses

In 2013, the Company’s operating expenses were RMB 2,783.5 billion, representing a growth of 3.6%. The operating expenses mainly consisted of the following:

Purchased crude oil, products and operating supplies and expenses were RMB 2,371.9 billion, representing an increase of 3.1% over the same period of 2012, accounting for 85.2% of the total operating expenses, of which:

Crude oil purchasing expenses were RMB 874.3 billion, representing a decrease of 0.7% over the same period of 2012. Throughput of crude oil purchased externally in 2013 was 178.43 million tonnes (excluding the volume processed for third parties), representing an increase of 5.8% over the same period of 2012. The average cost of crude oil purchased externally was RMB 4,900 per tonne, representing a drop of 6.2% against the same period of 2012.

The Company’s other purchasing expenses were RMB 1,497.6 billion, representing an increase of 5.4% over the same period of 2012. This was mainly due to the scale expansion of the crude oil and refined oil products trading business.

Selling, general and administrative expenses of the Company totaled RMB 69.9 billion, representing an increase of 14.3% over the same period of 2012. This was mainly attributed to an increase of RMB 6.7 billion in land rent, community service and other expenses over the same period of 2012.

Depreciation, depletion and amortisation expenses of the Company were RMB 81.3 billion, representing an increase of 15.3% as compared with 2012. This was mainly due to the increased investment in fixed assets.

Exploration expenses were RMB 12.6 billion, representing a decrease of 19.1% compared with 2012, mainly due to the Company’s optimisation of exploration investment, improvement in exploration success rate as well as effective reduction in exploration expenses.

Personnel expenses were RMB 55.4 billion, an increase of RMB 3.6 billion, representing an increase of 6.9% over 2012.

Taxes other than income tax were RMB 190.7 billion, representing an increase of 1.2% compared with 2012. This was mainly due to the increase of RMB 4.3 billion in consumption tax as a result of increased sales volume of gasoline as compared with 2012, as well as the RMB 1.5 billion increase in city construction tax and educational surcharge; meanwhile the special oil income levy decreased by RMB 3.8 billion as a result of decreased oil price.

Other operating expenses (net amount) were RMB 1.9 billion.

(3)	Operating profit was RMB 96.8 billion, representing a decrease of 1.9 % compared with the same period of 2012.

(4)
Net finance costs were RMB 4.2 billion, representing a decrease of 57.0% over 2012. Of which: the net interest expense of the Company was RMB 9 billion, representing a drop of RMB 0.9 billion over 2012; gains from foreign exchange increased by RMB 2.6 billion as compared with 2012; for the convertible bonds issued by the Company, gain from fair value change at the end of the period increased by RMB 2.1 billion over the same period of 2012.

(5)	Profit before taxation was RMB 95.1 billion, representing an increase of 4.9% as compared with the same period of 2012.

(6)	Tax expense was RMB 24.8 billion, representing an increase of RMB 0.9 billion as compared with the same period of 2012.

(7)	Profit attributable to non-controlling interests of the Company was RMB 4.2 billion, representing an increase of RMB 1.2 billion comparing with the same period of 2012.

(8)	Profit attributable to equity shareholders of Sinopec Corp. was RMB 66.1 billion, representing an increase of 3.5% compared with the same period of 2012.

7.2	Assets, Liabilities, Equity and Cash Flows

The major funding source of the Company is its operating activities and short-term and long-term loans. The major use of funds includes operating expense, capital expenditures, and repayment of the short-term and long-term debts.

(1)	Assets, liabilities and equity	Unit: RMB million

	At 31 December	At 31 December	Amount of
	2013	2012	Change

Total assets	1,382,916	1,257,944	124,972
Current assets	373,010	365,015	7,995
Non-current assets	1,009,906	892,929	116,977
Total liabilities	761,290	709,908	51,382
Current liabilities	571,822	513,373	58,449
Non-current liabilities	189,468	196,535	(7,067)
Total equity attributable to equity shareholders of the Company	568,803	510,914	57,889
Share capital	116,565	86,820	29,745
Reserves	452,238	424,094	28,144
Non-controlling interests	52,823	37,122	15,701
Total equity	621,626	548,036	73,590

As at 31 December 2013, the Company’s total assets were RMB 1,382.9 billion, representing an increase of RMB 125 billion compared with that at the end of last year, of which:

Current assets were RMB 373 billion, representing an increase of RMB 8 billion compared with that at the end of 2012. This was mainly attributable to the increase in the expansion of operation scale which resulted in RMB 8.7 billion increase in bills receivable.

Non-current assets were RMB 1,009.9 billion, representing an increase of RMB 117 billion as compared with that at the end of 2012. This was mainly due to the implementation of planned investment activities; of which, property, plant and equipment (net) increased by RMB 80.6 billion, and the Company’s interests in associates and jointly controlled entities increased by RMB 25.5 billion.

The Company’s total liabilities were RMB 761.3 billion, representing an increase of RMB 51.4 billion compared with that at the end of 2012, of which:

Current liabilities were RMB 571.8 billion, representing an increase of RMB 58.4 billion as compared with that at the end of 2012. This was mainly because short-term loans increased by RMB 36.7 billion as well as other accounts payable increased by RMB 28.5 billion.

Non-current liabilities were RMB 189.5 billion, representing a decrease of RMB 7.1 billion compared with that at the end of 2012. This was mainly because of the repayment of RMB 17.3 billion in long-term debts, as well as accrued expenses for oil and gas assets disposal in the future, which resulted in RMB 4.5 billion increase in provision.

Total equity attributable to equity shareholders of Sinopec Corp. was RMB 568.8 billion, representing an increase of RMB 57.9 billion compared with that at the end of 2012, which was mainly due to the increase in equity and reserves of RMB 29.7 billion and 28.1 billion respectively.

(2)	Cash Flow

The following table sets forth the major items in the consolidated cash flow statements for 2013 and 2012.

Unit: RMB million

	Year ended 31 December
Major items of cash flows	2013	2012

Net cash generated from operating activities	151,893	142,380
Net cash used in investing activities	(178,740)	(162,197)
Net cash generated from/(used in) financing activities	31,519	5,628
Increase/(decrease) of cash and cash equivalents	4,672	(14,189)

In 2013, the net cash generated from operating activities of the company was RMB151.9 billion, representing an increase of RMB 9.5 billion as compared with 2012. This was mainly attributable to the increase in pre-tax profit, depreciation, depletion and amortisation as compared with the same period of 2012.

In 2013, the net cash used in investing activities was RMB 178.7 billion, representing an increase of RMB 16.5 billion over 2012, which was mainly due to the acquisition of three overseas upstream projects from China Petrochemical Corporation.

In 2013, the net cash inflow generated from the Company’s financing activities was RMB 31.5 billion, representing an increase of RMB 25.9 billion over the same period of 2012. This was mainly due to: a) the inflow of cash from financing activities increased by RMB 19.4 billion as a result of the H share placement; b) the inflow of cash from financing activities increased by RMB 11.2 billion as a result of non-controlling shareholder’s investments, among which Sinopec International Petroleum Exploration and Development Co., LTD., and Sinopec Kantons Holdings Co., receive RMB 9.2 billion and RMB 2.1 billion respectively; c) net inflow of cash from interest bearing debt financing decreased by RMB 4.3 billion as compared with 2012.

(3)	Contingent Liabilities

Please refer to “Material guarantee contracts and the related performances” in the “Significant Events” section of the Annual Report.

(4)	Capital Expenditures

Please refer to “Capital Expenditures” in the “Business Review and Prospects” section of the Annual Report.

(5)	Research & development expenses and expenditures on environmental protection

Research & development expenses refer to the expenses recognised as expenditures when they occur. In 2013, the expenditure for research & development was RMB 6.34 billion.

Environmental protection expenditures refer to the standard sewage and sundries clearing expenses paid by the Company, exclusive of capitalisation expenses on pollution discharge equipment. In 2013, the Company’s environmental protection expenditures were RMB 5.15 billion.

(6)	Measurement of fair values of derivatives and relevant system

The Company established and completed a decision-making mechanism, business procedure and internal control relevant to financial instrument accounting and information disclosure.

Items relevant to measurement of fair values	Unit: RMB million

Items	Beginning of the year	Profits and losses from variation of fair values in the current year	Accumulated variation of fair values recorded as equity	Decrement of withdrawal of the current year	End of the year

Financial assets
1. Derivative financial assets	187	30	—	—	87
2. Available-for-sale financial assets	83	—	1,747	—	1,964
3. Cash flow hedging	1,006	—	—	—	4,577
Subtotal of financial assets	1,276	30	1,747	—	6,628
Financial liabilities	(3,684)	2,028	724	—	(3,172)
Totals	(2,408)	2,058	2,471	—	3,456

Information concerning financial assets and liabilities held in foreign currencies;

Unit: RMB million

Items	Beginning of the year	Profits and losses from variation of fair values of the current year	Accumulated variation of fair values recorded into equity	Decrement of withdrawal of the current year	End of the year

Financial assets
1. Derivative financial assets	187	30	—	—	87
2. Loans and receivables	50,022	—	—	—	53,362
3. Available-for-sale financial assets	70	—	14	—	82
4. Held-to-maturity investments	—	—	—	—	—
5. Cash flow hedging	1,006	—	—	—	4,577
Subtotal of financial assets	51,285	30	14	—	58,108
Financial liabilities	(201,745)	114	724	—	(211,817)

Note:	The financial assets and liabilities held by the Company in foreign currencies were mostly those held by its overseas subsidies, which were recognised in their functional currencies.

7.3	Analysis of financial statements prepared under ASBE

(1)	Under ASBE, the operating income and operating profit or loss by reportable segments were as follows:

	Year ended 31 December
	2013	2012
	RMB million	RMB million

Operating income
Exploration and Production Segment	242,107	257,185
Refining Segment	1,311,269	1,270,912
Marketing and Distribution Segment	1,502,414	1,471,882
Chemicals Segment	437,587	411,964
Corporate and Others	1,359,109	1,312,970
Elimination of inter-segment sales	(1,927,175)	(1,938,868)

Consolidated operating income	2,880,311	2,786,045

Operating profit/(loss)
Exploration and Production Segment	54,476	69,466
Refining Segment	9,745	(11,947)
Marketing and Distribution Segment	35,633	41,950
Chemicals Segment	631	367
Corporate and Others	(3,686)	(2,502)
Elimination of inter-segment sales	1,251	(1,335)
Financial expenses, gain/(loss) from changes in fair value and investment income	(1,597)	(8,073)

Consolidated operating profit	96,453	87,926

Net profit attributable to equity shareholders of the Company	67,179	63,496

Operating profit: In 2013, the operating profit of the Company was RMB 96.5 billion, representing an increase of RMB 8.5 billion as compared with 2012. This was mainly because the refining segment realised a reversal from loss to profit making, along with the implementation of improved domestic oil products pricing mechanism.

Net profit: In 2013, the net profit attributable to the equity shareholders of the Company was RMB 67.2 billion, representing an increase of RMB 3.7 billion or 5.8% comparing with the same period of 2012.

(2)	Financial data prepared under ASBE

	As at 31 December of 2013	As at 31 December of 2012	Change
	RMB million	RMB million

Total assets	1,382,916	1,238,522	144,394
Long-term liabilities	187,834	194,812	(6,978)
Shareholders’ equity	623,260	550,601	72,659

Analysis of changes:

Total assets: at the end of 2013, the Company’s total assets were RMB 1,382.9 billion, representing an increase of RMB 144.4 billion compared with that at the end of 2012. This was mainly due to: a) inventory increased by RMB 3.6 billion because of the increase in the price and volume of crude oil as well as increased volume of inventory of refined products; b) bills receivable increased by RMB 8.7 billion resulting from the expansion of operation scale; c) as a result of the implementation of planned investment, fixed assets increased by RMB 80.6 billion, long term equity investment increased by RMB 25 billion and intangible assets increased by RMB 10.4 billion as a result of newly added land rights and service station operation rights.

Long-term liabilities: at the end of 2013, the Company’s long-term liabilities were RMB 187.8 billion, representing a decrease of RMB 7 billion compared with that at the end of 2012. This was mainly attributable to: a) the repayment of RMB 17.3 billion in long-term debts; b) accrued expenses for oil and gas assets disposal in the future, which resulted in a RMB 4.5 billion increase in provision.

Shareholders’ equity: at the end of 2013, the shareholders’ equity of Sinopec Corp. was RMB 623.3 billion, representing an increase of RMB 72.7 billion as compared with that at the end of 2012. This was mainly attributable to the fact that: a) equity increased by RMB 29.7 billion; b) capital reserves increased by RMB 8.8 billion; c) undistributed profit increased by RMB 15.1 billion; d) minority shareholder interest increased by RMB 15.7 billion.

(3)	The results of the principal operations by segments

Segment	Operation income (RMB million)	Operation cost (RMB million)	Gross profit margin (%) (Note)	Increase/ (decrease) of operation income on a year-on-year basis (%)	Increase of operation cost on a year-on-year basis (%)	Increase/ (decrease) of gross profit margin on a year-on-year basis (%)

Exploration and Production	242,107	115,697	37.6	(5.9)	0.5	(2.1)
Refining	1,311,269	1,129,484	2.3	3.2	1.5	1.3
Marketing and Distribution	1,502,414	1,413,714	5.7	2.1	2.4	(0.3)
Chemicals	437,587	418,435	4.2	6.2	6.2	0.1
Corporate and Others	1,359,109	1,353,135	0.4	3.5	3.6	(0.1)
Elimination of inter-segment sales	(1,972,175)	(1,973,424)	N/A	N/A	N/A	N/A

Total	2,880,311	2,457,041	8.1	3.4	3.6	(0.0)

Note:	Gross profit margin = (operation income – operation cost, tax and surcharges)/operation income.

8.	Significant Events

8.1	Acquisition of overseas oil and gas assets from China Petrochemical Corporation

On 22 March 2013, SHI, a wholly-owned subsidiary of Sinopec Corp., and Tiptop HK, a wholly-owned subsidiary of China Petrochemical Corporation, entered into a framework agreement, pursuant to which SHI and Tiptop HK agreed (1) to establish a joint venture in Hong Kong, namely Sinopec International Petroleum E&P Hongkong Overseas Limited. SHI and Tiptop HK shall respectively hold 50% of the issued share capital of the joint venture, and SHI shall enjoy actual control over the joint venture through contractual arrangements with Tiptop HK. The joint venture shall hence become a non-wholly owned subsidiary of Sinopec Corp. through actual control; and (2) following the establishment of the joint venture, the joint venture (as the purchaser), to enter into the purchase agreements with the relevant vendors for the acquisition of the CIR Sale Shares, the Mansarovar Transaction Assets and the Taihu Transaction Assets. On 28 March 2013, the joint venture entered into the purchase agreements with the relevant vendors. For further details, please refer to relevant announcements of Sinopec Corp. published on the websites of Hong Kong Stock Exchange on 24 March 2013 and 28 March 2013 respectively; and announcements published in China Securities Journal, Shanghai Securities News and Securities Times dated 25 March 2013 and 29 March 2013 respectively. The acquisitions were completed at the end of 2013.

8.2	Material guarantees contracts and the related performance

Unit: RMB million

Major external guarantees (excluding guarantees for the non-wholly owned controlled subsidiaries)
Guarantor	Relationship with the Company	Name of guaranteed company	Amount	Transaction Date (date of signing)	Period of guarantee	Type	Whether completed or not	Whether overdue or not	Amounts of overdue guarantee	Counter- guaranteed	Whether guaranteed for connected persons (yes or no)1

Sinopec Corp.	The Company	Yueyang Sinopec Corp.	204	10 December 2003	10 December 2003	joint obligations	No	No	—	No	No
	itself	Shell Coal Gasification Corporation			– 10 December 2017
Sinopec Yangzi	Wholly-owned	Sinopec Corp. Yangzi BP	235			joint obligations	No	No	—	No	No
Petrochemical Co., Ltd.	subsidiary	Petrochemical Acetyl Co.,Ltd
SSI	Controlled	New Bright International	5,425			joint obligations	No	No	—	Yes	No
	subsidiary	Development Limited/Sonangol E.P.
Total amount of guarantees provided during the reporting period 2											None
Total amount of guarantees outstanding at the end of the reporting period 2 (A)											3,423
Guarantees by the Company to controlled subsidiaries
Total amount of guarantee provided to controlled subsidiaries during the reporting period											21,339
Total amount of guarantee for controlled subsidiaries outstanding at the end of the reporting period (B)											21,339

Total amount of guarantees of the Company (including those provided for controlled subsidiaries)
Total amount of guarantees (A+B)											24,762
The proportion of the total amount of guarantees to Sinopec Corp.’s net assets											4.34%
Guarantees provided for shareholders, de facto controller and connected persons (C)											None
Amount of debt guarantees provided directly or indirectly to the companies with liabilities to assets ratio over 70% (D)											2,089
The amount of guarantees in excess of 50% of the net assets (E)											None
Total amount of the above three guarantee items (C+D+E)											2,089
Statement of guarantee undue that might be involved in any joint and several liabilities											None
Statement of guarantee status

Note 1:	As defined in the Listing Rules of the Shanghai Stock Exchange.

Note 2:
The amount of guarantees provided during the financial year ended 31 December 2013 and the amount of guarantees outstanding at the end of the financial year ended 31 December 2013 include the guarantees provided by the controlled subsidiaries to external parties. The amount of the guarantees provided by these subsidiaries is derived by multiplying the guarantees provided by Sinopec Corp.’s subsidiaries by the percentage of shares held by Sinopec Corp. in such subsidiaries.

Significant guarantees outstanding

Sinopec Corp. approved the provision of guarantee to its overseas subsidiary for the issuance of bonds in U.S. dollars on the sixth meeting of the fifth session of the Board. By the end of 2013, the total amount of guarantee was equivalent to RMB 21.339 billion.

8.3	Use of the proceeds

Unit: RMB million

Total proceeds	22,962.38	1	Total proceeds used during this reporting period	359.02
			Total cumulative proceeds used	22,962.38

Projects committed	Planned investment		Any changes in projects	Actual proceeds used		Returns	On schedule or not	In line with expected return or not

Wuhan 800,000 tpa ethylene project	11,289.38		No	11,289.38		N/A	Yes	N/A
Anqing Refinery Revamping project	3,000		No	3,000		N/A	Yes	N/A
Shijiazhuang Refinery Revamping project	3,272	2	No	3,273	2	—	No	N/A
Yulin-Jinan natural gas pipeline project	3,300		No	3,300		N/A	Yes	N/A
Rizhao-Yizheng crude oil pipeline projects	2,100		No	2,100		N/A	Yes	N/A
Total	22,962.38		—	22,962.38		—	—	—

Statements on the failure to achieve planned scheduleShijiazhuang Refinery Revamping project was originally expected to be put into operation by the end of 2013. Due to the delay in detailed design, it’s expected to be put into operation in 2014.

Statements on the reasons and procedures of changes —

Note 1:
The total proceeds was the total issue amount of RMB 23 billion less issuing cost of RMB 110.62 million (including underwriters commissions and other intermediary fees) plus RMB 73 million for partly interest accrued by the dedicated accounts of proceeds. The amount of the proceeds excluded the final balance of the proceeds of RMB 51.70 million and is without deducting the RMB 4.03 million used in payment of fees such as environmental impact assessment fees.

Note 2:
The investment committed amount for Shijiazhuang Refinery Revamping project before the fund raising was RMB 3.2 billion. When the Company allocated the proceeds in 2013, the interest of the proceeds in the dedicated accounts of RMB 73 million, all of which was invested in this project. The investment amount from the proceeds for this project was adjusted to RMB 3.273 billion accordingly.

Note3:
The Company’s committed financial benefits are expected after-tax financial internal rate of return. The life of Wuhan 800,000 tpa ethylene project and Anqing Refinery Revamping project projects are both 15 years. Both projects have been put into operation since the beginning of 2013, and the operating period is too short to determine whether these projects achieved the estimated after-tax financial internal rate of return as committed for the entire operating period of the project.

Note 4:
The Company’s committed financial benefits are expected after-tax internal rate of return. The life of Yulin-Jinan natural gas pipeline and Rizhao-Yizheng crude oil pipeline and the supporting projects are all 20 years. The projects have been put into operation at the first half of 2012 and the end of 2011 respectively. The operating period is too short to determine whether these projects achieved the estimated after-tax financial internal rate of return as committed for the entire operating period of the project.

8.4	Material litigations and arbitrations

During 2013, the Company was not involved in any material litigations or arbitrations.

8.5	Major projects

(1)	Wuhan Ethylene Project

The project mainly consists of an 800 thousand tonnes per annum (“tpa”) ethylene units and downstream auxiliary utility units. It was commissioned on 13 August 2013 and put into commercial operation on 1 January 2014.

(2)	Shandong Liquefied Natural Gas (LNG) Project

Shandong LNG project mainly consists of a LNG jetty and a terminal with a capacity of 3 million tpa, as well as natural gas pipelines. It is expected to be put into operation in 2014.

(3)	Pilot Natural Gas Project (1.7 billion cubic meters per annum), Yuanba Gas Field

A purification plant and its auxiliary facilities will be built. The production capacity of the newly-built natural gas purification plant will be 1.7 billion cubic meters per annum. The construction is expected to be completed in 2014.

(4)	Guangdong Integrated Refining and Petrochemical Project

The project mainly consists of a 15 million tpa refinery, an 800 thousand tpa ethylene unit, and a jetty of 300 thousand tonnes. It is expected to be put into operation in 2017.

(5)	Fuling Shale Gas Project

Based on the significant breakthrough in the Fuling shale gas exploration project, after trial development and appraisal, the Company has set an overall production capacity target of 10 billion cubic meters for Fuling shale gas field, and a planned capacity of 5 billion cubic meters per year for the first phase. In accordance with the guidance of overall deployment and step-by-step development, the first project of the first phase, which is the North Block development project, is scheduled for 2014. This project mainly consists of drilling 91 new wells and constructing shale gas collecting and transmission facilities. The production capacity of this project will be 1.8 billion cubic meters per annum.

(6)	Guangxi LNG Terminal Project

The project mainly consists of a LNG jetty and a terminal with a receiving capacity of 3 million tpa, together with relevant natural gas pipelines. It is expected to be put into operation in 2015.

8.6	Placing of H shares

An aggregate of 2,845,234,000 new H shares were allotted and issued by Sinopec Corp. on 14 February 2013 at the placing price of HKD8.45 per share to not more than ten placees. The aggregate net proceeds amounted to approximately HKD 23,970,100,618. For further details, please refer to the announcement of Sinopec Corp. dated 14 February 2013 published on the websites of the Hong Kong Stock Exchange; and the relevant announcement dated 18 February 2013 published in China Securities Journal, Shanghai Securities News and Securities Times.

8.7	The Expiration of the Approval of the Pubic Issuance of Convertible Bonds

On 1 July 2013, CSRC issued an Approval of Public Issuance of Convertible Bonds by Sinopec Corp. (Securities Regulatory License No. [2013]852, referred to as “Convertible Bond Approval”), which allowed Sinopec Corp. to issue A share convertible bonds of RMB 30 billion to the public. The approval is valid within 6 months from its issuance date (i.e., the expiration date is 31 December 2013). After obtaining the Convertible Bond Approval, Sinopec Corp did not issue such convertible bonds, considering both the capital market conditions and the interests of investors. The Convertible Bond Approval has expired automatically on 1 January 2014.

8.8	Issuance of US dollar senior notes

On 18 April 2013, Sinopec Capital Limited (2013), a wholly-owned overseas subsidiary of Sinopec Corp., issued senior notes guaranteed by Sinopec Corp. with four different maturities—3 years, 5 years, 10 years and 30 years. The 3-year notes principal totaled USD 750 million, with an annual interest rate of 1.250%; the 5-year notes principal totaled USD 1 billion, with an annual interest rate of 1.875%; the 10-year notes principal totaled USD 1.25 billion, with an annual interest rate of 3.125%; and the 30-year notes principal totaled USD 500 million, with an annual interest rate of 4.250%. These notes were listed on the Hong Kong Stock Exchange on 25 April 2013.

8.9	Shareholdings and Securities Investments of Sinopec corp. In Other Listed Companies, Commercial Banks, Securities Companies, Insurance Companies, Trust Companies and Futures Companies, etc.

(1)	Direct shareholding in other listed companies

Stock Code	Abbreviation	Initial investment (RMB)	Number of shares held at the end of period (10,000 shares)	Shareholding %	Source of shares	Book value at the end of period (RMB)	Gain/loss during the reporting period (RMB)	Change in shareholders’ interests during the reporting period	Accounting item

00384	China Gas Holding	136,426,500	21,000	4.21	Investment	1,882,234,620	20,621,017.2	1,745,808,120	Available for sale-Finacial asset
000564	Xi’an Minsheng	25,100	1.716	0.004	Investment	25,100			Long-term equity investment

(2)	Direct shareholding in non-listed financial institutions and companies contemplated to be listed

							Change of
No.	Entities	Initial investment (RMB 10,000)	Number of shares held (10,000 shares)	Shareholding (%)	Book value at the end of the period (RMB 10,000)	Gain/loss during the reporting period (RMB 10,000)	shareholders’ interests during the reporting period	Accounting items	Shares origin

1	Beijing International Trust Co., Ltd	20,000	—	14.29%	20,000	3,000	—	Long-term equity investment	Investment
2	Bank of Zhengzhou Co. Ltd.	1,000	1,000	0.25%	1,000	—	—	Long-term equity investment	Shares converted from debts

Total		21,000	—	—	21,000	3,000	—	—	—

8.10	The Donghuang II Pipeline Accident

Early in the morning on 22 November 2013, Sinopec Corp.’s Donghuang II Pipeline located in Qingdao Economic and Technological Development Zone ruptured, resulting in oil leakage and some crude oil entered into the covered municipal drainage trench. On the same day at 10:25 a.m., explosion occurred inside the municipal drainage trench, resulting in a major accident causing casualties and injuries to surrounding pedestrians, residents and rescue team (the “Accident”). The Accident caused 62 deaths and 136 injuries. Sinopec Corp. expressed its sincere condolences to the victims of the Accident and extended its deepest sympathy to the injured persons and their families. Sinopec Corp. has designated the 22nd day of each November as its Safe Awareness Day as a way to commemorate the deceased and remind the living of the importance of safety.

After the Accident, Sinopec Corp. promptly organised rescue, search, and clean-up work, dealt with the aftermath and actively cooperated with the investigation team of the State Council (the “Investigation Team”) to look into the Accident. At the same time, Sinopec Corp. made appropriate adjustments to its production to minimize the impact of the Accident on its production and operations.

According to the Investigation Team, the Accident has caused a direct economic loss of RMB 751.72 million. Sinopec Corp. will pay its share of the compensation with funds mainly from the SPI Fund (the Safe Production Insurance Fund maintained by China Petrochemical Corporation with the approval of relevant government authority for the purpose of providing insurance coverage to the enterprises and institutions owned by Sinopec Corp.) that it accumulated in the past years, as well as claims under the Business Catastrophe Insurance Policy that Sinopec Corp. maintains with a commercial insurance company.

For further details, please refer to the announcements of Sinopec Corp. published on the websites of Hong Kong Stock Exchange on 24 November 2013 and 12 January 2014, respectively; and announcements dated 25 November 2013 and 13 January 2014, published in China Securities Journal, Shanghai Securities News and Securities Times.

8.11	The increased shareholdings of Sinopec Corp.’s A share by China Petrochemical Corporation

On 5 November 2013, China Petrochemical Corporation informed Sinopec Corp. that starting from 5 November 2013, China Petrochemical Corporation would increase its shareholding of Sinopec Corp. on secondary markets in its own name or through other concerting parties in the next 12 months (the “Increase Period”). The aggregate of such acquisition(s) would not exceed 2% (inclusive of the shares acquired on 5 November 2013) of the total issued shares of Sinopec Corp. (the “Shareholding Increase”). From 5 November 2013 to 22 January 2014, China Petrochemical Corporation had increased its shareholding in Sinopec Corp. by way of acquiring a total of 184,405,101 A shares on the secondary markets through trading system at the Shanghai Stock Exchange representing approximately 0.158% of the total issued share capital of Sinopec Corp. during the Increase Period. Before the Shareholding Increase, China Petrochemical Corporation directly and indirectly held 86,089,416,000 shares of Sinopec Corp., representing approximately 73.855% of the total issued share of Sinopec Corp. On 22 January 2014, China Petrochemical Corporation directly and indirectly held 86,273,821,101 shares of Sinopec Corp., representing approximately 74.013% of the total issued share of Sinopec Corp. China Petrochemical Corporation undertook not to reduce its shareholding in Sinopec Corp. during the Increase Period and statutory period.

9.	Connected Transactions

9.1	Actual Connected Transactions entered into by the Company during the Year

The aggregate amount of the connected transactions of the Company during the year was RMB 547.043 billion, of which, expenses amounted to RMB 228.677 billion, (including RMB 209.004 billion for purchases of goods and services, RMB 6.755 billion for auxiliary and community services, RMB 11.116 billion of operating lease fee, RMB 1.802 billion for interest expenses). Among the expenses, purchases from China Petrochemical Corporation amounted to RMB 163.648 billion (including purchases of products and services, i.e. procurement, storage, exploration and production services and production-related services, amounted to RMB 144.095 billion, representing 5.18% of the Company’s operating expenses for the year 2013). The auxiliary and community services provided by China Petrochemical Corporation to the Company were RMB 6.755 billion, representing 0.24% of the operating expenses of the Company for 2013. In 2013, the housing rent paid by the Company was RMB 491 million, the rent for use of land was RMB 10.373 billion, and the expenses for other leases were RMB 250 million. The interest expenses were RMB 1.684 billion. In 2013, the revenue amounted to RMB 318.366 billion (including RMB 318.092 billion for sales of products and services, RMB 89 million of interest income, RMB 185 million for agency commissions receivable), of which the sales to China Petrochemical Corporation amounted to RMB 93.825 billion, including RMB 93.684 billion for sales of products and services, representing 3.25% of operating revenues, RMB 84 million for interest income, and RMB 57 million for agency commission receivable.

In 2013, the net amount of the loans provided by the Company to its joint controlled companies and the subsidiaries of China Petrochemical Corporation were RMB 2,616 million and RMB 3,986 million, respectively.

The amount of the above continuing connected transactions between the Company and its controlling shareholder did not exceeds cap for the continuing connected transactions approved by the general meeting of shareholders and the Board.

Purchases/receiving services	Unit: RMB million

		Amount incurred during		Amount incurred during
		the current year		the previous year
Connected party	Connected transaction	Amount	Percentage of the total amount of the type of transaction (%)	Amount	Percentage of the total amount of the type of transaction (%)

China Petrochemical Corporation	Purchases of goods and services from connected persons	161,964	5.82	132,204	4.92
Other related parties	Purchases of goods and services from
	related parties	64,911	2.33	70,585	2.63

Total		226,875	8.15	202,789	7.55

Sales/provision of services	Unit: RMB million

		Amount incurred during		Amount incurred during
		the current year		the previous year
Connected party	Connected transaction	Amount	Percentage of the total amount of the type of transaction (%)	Amount	Percentage of the total amount of the type of transaction (%)

China Petrochemical Corporation	Sales of goods and provision of services to connected persons	93,741	3.25	84,019	3.02
Other related parties	Sales of goods and provision of
	services to related parties	224,536	7.80	230,054	8.26

Total		318,277	11.05	314,073	11.28

Notes	Principle of pricing for connected transactions	:
(a)   government-prescribed price;
(b)   where there is no government-prescribed price but where there is government-guidance price, the government-guidance price will apply;
(c)   where there is neither a government-prescribed price nor a government-guidance price, the market price will apply; or
(d)   where none of the above is applicable, the price is to be agreed between the relevant parties for the provision of the above products or service, which shall be the reasonable cost incurred in providing the same plus 6% or less of such cost.

	Other related parties	:	as defined under ASBE and IFRS, but neither under Chapter 14A of the Hong Kong Listing Rules nor under the Shanghai Listing Rules.

The abovementioned connected transactions between Sinopec Corp. and China Petrochemical Corporation in 2013 have been approved at the 15th meeting of the fifth session of the Board and have complied with the disclosure requirements under Chapter 14A of the Hong Kong Listing Rules.

A auditor of Sinopec Corp. was engaged to report on the Company’s continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagement Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by Hong Kong Institute of Certified Public Accountants. The auditor has issued its unqualified letter containing its conclusions in respect of the above-mentioned continuing connected transactions in accordance with Rule 14A.38 of the Hong Kong Listing Rules. A copy of the auditor’s letter has been submitted by Sinopec Corp. to the Hong Kong Stock Exchange.

After reviewing the above-mentioned connected transactions, the independent non-executive directors of Sinopec Corp. have confirmed that:

(a)	The transactions have been conducted in the Company’s ordinary course of business;

(b)	The transactions have been entered into based on either of the following terms:

i	on normal commercial terms;

ii	on terms not less favorable than those available from/to independent third parties, where there is no available comparison to determine whether such terms are on normal commercial terms; and

(c)	The transactions were fair and reasonable and in the interests of Sinopec Corp. and its shareholders as a whole.

9.2	Fund provided between connected parties

Unit: RMB million

	Fund to related parties		Fund from related parties
	Amount		Amount
Related Parties	incurred	Balance	incurred	Balance

China Petrochemical Corporation	6,930	9,866	13,180	23,296
Other related parties	966	2,319	57	57

Total	7,896	12,185	13,237	23,353

9.3	Other Significant Connected Transactions Occurred During this year

Please refer to item 8.1 “Acquisition of Owners oil and gas assets from China Petrochemical Corporation” of “Significant Events” of this announcement.

10.	Report of the Board of Directors

10.1	Major Suppliers and Customers

During the year ended 31 December 2013, the total purchases from the top five crude oil suppliers of the Company accounted for 43.5% of the total purchases of crude oil by the Company, of which the purchases from the largest supplier accounted for 22.3% of the total purchases of crude oil by the Company.

The total sales to the five largest customers of the Company accounted for 8.8% of the total sales of the Company, of which sales to the largest customer accounted for 3.1% of the total sales.

During the year ended 31 December 2013, other than the connected transactions with the controlling shareholder – China Petrochemical Corporation and its subsidiaries, as disclosed in “Connected Transaction” of the Annual Report, none of the directors, supervisors of Sinopec Corp. and their associates or any shareholders holding 5% or more of the share capital of Sinopec Corp. had any interest in any of the above-mentioned major suppliers and customers.

10.2	Core Competitiveness

The Company is a large scale vertically integrated energy & petrochemical company with upstream, mid-stream and downstream operations. The Company ranks first among all enterprises in China in terms of revenue; It is the second largest supplier of oil and gas in China; In respect of refining capacity, it ranks first in China and second globally; Equipped with a well-developed refined oil products sales network, the Company is the largest supplier of refined oil products in China; and in terms of ethylene production capacity, the Company takes the first position in China and the 4th in the world, and has a well-established marketing network for chemical products.

The integrated business structure of the Company carries strong advantages in synergy among its various business segments, enabling the Company to continuously tap potentials in attaining an efficient and comprehensive utilisation of its resources, and endowed the Company strong resistance against risks, as well as remarkable capabilities in delivering stable profitability.

The Company enjoys a favorable location which is close to the consumer markets. Along with the steady growth in the Chinese economy, sales volume of both oil products and chemical products by the Company has been increasing steadily over the years; through continuous and specialised marketing efforts, its capability in international operations and market expansion has been further enhanced.

The Company owns a team of professionals and expertise engaged in the production of oil & gas, operation of refineries and chemical plants, as well as marketing activities. The Company applies outstanding fine management measures with its remarkable capabilities in management of operations, and enjoys a favorable operational cost advantage in its downstream businesses.

The Company has formulated a well-established technology system and mechanism, and owns competent teams specialised in technology covering a wide range of subjects; the four platforms for technology advancement is taking shape, which includes exploration and development of oil & gas, refining, chemicals and commonly applied technology. With its overall technologies reaching state of the art level in the global arena, and some of them taking the lead globally, the Company enjoys strong capability for technical innovations.

The Company always attaches great importance to fulfilling social responsibilities as an enterprise, and carries out the green & low carbon development strategy to pursue a sustainable pattern of development. Moreover, the Company enjoys an outstanding brand name, plays an important role in the economy and is a renowned and reputable company in China.

10.3	Risk Factors

In the course of its production and operations, Sinopec Corp. will actively take various measures to circumvent operational risks. However, in practice, it may not be possible to prevent the occurrence of all risks and uncertainties below.

Risks with regard to the variations from macroeconomic situation: The business results of the Company are closely related to China’s economic situation as well as global economic situation. Although the various countries have adopted different kinds of macroeconomic policies to eliminate negative effects caused by lower economic growth, European debt crisis and other factors, the strength and process of economic recovery still remains uncertain. The business of the Company may be adversely affected by such factors as the impact on export due to trade protectionism of some countries, impact on import which is likely caused by regional trade agreements and etc.

Risks with regard to the cyclical effects from the industry: The majority of the operational income of the Company comes from the sales of refined oil products and petrochemical products, and part of the business and their related products are cyclic and are sensitive to macro-economy, cyclic changes of regional and global economy, the changes of the production capacity and output, demand of consumers, prices and supply of the raw materials, as well as prices and supply of the alternative products etc. Although the Company is an integrated company with the integration of upstream, midstream and downstream businesses, it can only counteract the adverse influences of periodicity of the industry to some extent.

Risks from the macroeconomic policies and government regulation: Although the government of China is gradually liberalising the market entry regulations on petroleum and petrochemicals sector, the petroleum and petrochemical industries in China are still subject to entry regulations to a certain degree, which include: issuing licenses in relation to prospection, exploration and development of crude oil and natural gas , setting the upper limit for retail prices of gasoline, diesel and other oil products, the imposing of the special oil income levy, formulation of import and export quotas and procedures, formulation of safety, quality and environmental protection standards; meanwhile, the changes in macroeconomic and industry policies such as: the change of crude oil and refined products import policy, and admit private assets into the oil and gas exploration and development sector, further improvement in pricing mechanism of refined oil products, reforming and improvement in pricing mechanism of natural gas, and reforming in resource tax and environmental tax. Such regulations may have material effect on the operations and profitability of the Company.

Risks with regard to the changes from environmental legislation requirements: Our production activities generate waste water, gases and solids. But the Company has built up the supporting effluent treatment systems to prevent and reduce the pollution to the environment. And the relevant government authorities may issue and implement much stricter environmental protection laws and regulations, adopt much stricter environment protection standards. For this reason, the Company may increase more expenses in relation to the environment protection accordingly.

Risks from the uncertainties of obtaining additional oil and gas resources: The future sustainable development of the Company is partly dependent to a certain extent on our abilities in continuously discovering or acquiring additional oil and natural gas resources. To obtain additional oil and natural gas resources, the Company faces some inherent risks associated with exploration and development and/or with acquiring activities, and the Company has to invest a large amount of money with no guarantee of certainty. If the Company fails to acquire additional resources though further exploration and development or acquisition, the oil and natural gas reserves and production of the Company will decline over time which will adversely affect the Company’s financial situation and operation performance.

Risks with regard to the external purchase of crude oil: A significant amount of crude oil as need by the Company is satisfied through the external purchases. In recent years, especially influenced by the mismatch between supply and demand of crude oil, geopolitics, global economic growth and other factors, the crude oil prices are subject to a significant fluctuation. Additionally, the supply of crude oil may even be interrupted due to some extreme major incidents. Although the Company has taken flexible counter measures, it may not fully avoid risks associated with any significant fluctuation of international crude oil prices and disruption of supply of crude oil.

Risks with regard to the operation and natural disasters: The process of petroleum chemical production is exposed to the risks of inflammation, explosion and environmental pollution and is vulnerable to natural disasters. Such contingencies may cause serious impacts to the society, major financial losses to the Company and grievous injuries to people. The Company has always been paying great emphasis on the safety of production, and has implemented a strict HSE management system as an effort to avoid such risks as far as possible. Meanwhile, the main assets and inventories of the Company have been insured. However, such measures may not shield the Company from financial losses or adverse impact resulting from such contingencies.

Investment risks: Petroleum and chemical sector is a capital intensive industry. Although the Company adopted a prudent investment strategy and conducted rigorous feasibility study on each investment project, some certain investment risks may exist in the sense that expected returns may not be achieved due to major changes in factors such as market environment, prices of equipment and raw materials, and construction period during the implementation of the projects.

Currency risks: At present, China implements an administered floating exchange rate regime based on market supply and demand which is regulated with reference to a basket of currencies in terms of the exchange rate of RMB. As the Company purchases a significant portion of crude oil in foreign currency which is based on US dollar-denominated prices, fluctuations in the exchange rate of Renminbi against US dollars and certain other foreign currencies may affect the Company’s purchasing costs of crude oil.

10.4	Proposals for dividend distribution

At the 15th meeting of the fifth session of the Board, the Board approved the proposal to distribute a final cash dividend of RMB0.15 (tax included) per share combining with an interim distributed dividend of RMB 0.09 (tax included) per share, the total dividend for the whole year is RMB0.24 (tax included) per share.

The final cash dividend will be distributed on or before 19 June 2014 (Thursday) to all shareholders whose names appear on the register of members of Sinopec Corp. on the record day of 30 May 2014 (Friday). The H shares register of members of Sinopec Corp. will be closed from 26 May 2014 (Monday) to 30 May 2014 (Friday) (both dates are inclusive). In order to qualify for the final dividend for H shares, the holders of H shares must lodge all share certificates accompanied by the transfer documents with Hong Kong Registrars Limited before 4:30 p.m. on 23 May 2014 (Friday) for registration.

The dividend will be denominated and declared in RMB, and distributed to the domestic shareholders in RMB and to the overseas shareholders in Hong Kong Dollar. The exchange rate for the dividend calculation in Hong Kong Dollar is based on the average benchmark exchange rate of RMB against Hong Kong Dollar as published by the People’s Bank of China one week preceding the date of the declaration of such dividend.

In accordance with the Enterprise Income Tax Law of the People’s Republic of China and its implementation regulations which came into effect on 1 January 2008, Sinopec Corp. is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H Shares of Sinopec Corp. when distributing the Cash Dividends to them. Any H Shares of the Sinopec Corp. registered not under the name of an individual shareholder, including HKSCC Nominees Limited, other nominees, agents or trustees, or other organisations or groups, shall be deemed as shares held by non-resident enterprise shareholders. Therefore, on this basis, enterprise income tax shall be withheld from dividends payable to such shareholders. If holders of H Shares intend to change its shareholder status, please enquire about the relevant procedures with your agents or trustees. Sinopec Corp. will strictly comply with the law or the requirements of the relevant government authority and withhold and pay enterprise income tax on behalf of the relevant shareholders based on the register of members for H shares of Sinopec Corp. as at the record date.

If the individual holders of the H shares who are Hong Kong or Macau residents or residents of the countries which had an agreed tax rate of 10% for the cash dividends to them with China under the relevant tax agreement, Sinopec Corp. should withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. Should the individual holders of the H Shares are residents of the countries which had an agreed tax rate of less than 10% with China under the relevant tax agreement, Sinopec Corp. shall withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. In that case, if the relevant individual holders of the H Shares wish to reclaim the extra amount withheld (the “Extra Amount”) due to the application of 10% tax rate, Sinopec Corp. can apply for the relevant agreed preferential tax treatment provided that the relevant shareholders submit the evidence required by the notice of the tax agreement to the share register of Sinopec Corp. within the timeline set out above. Sinopec Corp. will assist with the tax refund after the approval of the competent tax authority. Should the individual holders of the H Shares are residents of the countries which had an agreed tax rate of over 10% but less than 20% with China under the tax agreement, Sinopec Corp. shall withhold and pay the individual income tax at the agreed actual rate in accordance with the relevant tax agreement. In the case that the individual holders of the H Shares are residents of the countries which had an agreed tax rate of 20% with China, or which has not entered into any tax agreement with China, or otherwise, Sinopec Corp. shall withhold and pay the individual income tax at a rate of 20%.

11.	Report of the Board of Supervisors

In 2013, the Board of Supervisors organized supervisors to go abroad to conduct field research on corporate supervision, to visit and inspect Sinopec Jiangsu Oilfield Company and Sinopec Yizheng Chemical Fibre Company Limited, to be present at the general meeting of shareholders and meeting of the Board and to attend the trainings for directors and supervisors of listed companies organised by CSRC. These activities have widened their horizon, enriched their knowledge, and helped them with a better understanding of production, operation and management of Sinopec Corp. and effectively improved their capabilities in performing supervisory duties.

Through process supervision on significant decision-makings and routine supervision on the operations, the Board of Supervisors hold the view that: Facing the weak recovery of global economy, higher pressure from domestic economy going downward and continuous downturn of petroleum and petrochemical markets, Sinopec Corp. had realised a steady increase in production and operation and obtained a better operation result by actively responding to market changes, greatly deepening the reform, adjusting structure, exploring new markets, reducing costs and expenses and overcoming many difficulties. The Board of Supervisors had no objection to the supervised issues during this reporting period.

Firstly, the Board diligently fulfilled its obligations and exercised its rights under the PRC Company Law and the Articles of Association, and made scientific decisions on major issues concerning production and operation, reforms and development, etc.; and the senior management diligently implemented the resolutions passed by the Board; continued to deepen the reform, accelerated structure adjustment, intensified strict management and strived to lower the costs and enhance efficiency. As a result, all works made remarkable achievements. The Board of Supervisors did not discover any behaviors of any director or senior management which violated laws, regulations, and the Articles of Association, or were detrimental to the interests of Sinopec Corp. or its shareholders.

Secondly, the reports prepared by Sinopec Corp. in 2013 complied with the relevant regulation of domestic and overseas securities regulators, and the annual financial statement of Sinopec Corp. was prepared in accordance with ASBE and IFRS respectively, truly and fairly reflecting Sinopec Corp.’s financial status and operation performance. The dividend distribution plan was made after comprehensively considering the equity interests of shareholders and the long-term interests of Sinopec Corp. The information disclosed in the annual report was true, accurate and complete. There was no violation of confidential provisions of persons who prepare and review the report.

Thirdly, all connected transactions between Sinopec Corp. and China Petrochemical Corporation were in compliance with the relevant rules and regulations of listed places. All the connected transactions were conducted on the basis of “fairness and justice”. Nothing in these transactions was found to be detrimental to the interests of Sinopec Corp. or its shareholders.

Fourthly, a special account system for raised funds has been strictly implemented. The actual utilisation of raised funds conformed to the disclosed information and the requirements of securities regulatory provisions.

Fifthly, Sinopec Corp. has a sound and effective internal control system. The internal control report was comprehensive, true and objective. There was no significant defect on the internal control system.

Sixthly, Sinopec Corp. actively fulfilled its social responsibilities and promoted the sustainable development of social economy. Information stated in the sustainable development report was true, accurate and complete, and in compliance with requirements made by Shanghai Stock Exchange for listed companies with regard to the publication of social responsibility report.

In 2014, the Board of Supervisors will continue to follow the principle of diligence and integrity, earnestly perform the duties of supervision, actively participate in the process supervision of significant decision makings, increase the strength of inspection and supervision and protect Sinopec Corp’s. benefit and its shareholders’ interests.

12	Financial Statements

12.1	Auditors’ opinion

Financial Statements     □Unaudited √ Audited
Auditors’ opinion          √ Standard unqualified opinion □Not standard opinion

12.2	Financial Statements

12.2.1	Financial statements prepared in accordance with ASBE

Balance Sheet

Amounts in RMB million

Items	31 December 2013		31 December 2012
Assets	The Group	The Company	The Group	The Company

Current assets:
Cash at bank and on hand	15,101	6,732	10,864	5,468
Bills receivable	28,771	2,064	20,045	1,333
Accounts receivable	68,466	32,620	81,395	21,041
Other receivables	13,165	52,652	8,807	42,055
Prepayments	4,216	5,237	4,370	5,003
Inventories	221,906	138,882	218,262	148,844
Other current assets	21,385	19,888	1,008	707

Total current assets	373,010	258,075	344,751	224,451

Non-current assets:
Long-term equity investments	77,078	165,502	52,061	111,467
Fixed assets	669,595	533,297	588,969	475,417
Construction in progress	160,630	123,059	168,977	152,199
Intangible assets	60,263	49,282	49,834	43,114
Goodwill	6,255	—	6,257	—
Long-term deferred expenses	11,961	9,602	10,246	8,617
Deferred tax assets	4,141	—	6,381	1,397
Other non-current assets	19,983	5,405	11,046	5,290

Total non-current assets	1,009,906	886,147	893,771	797,501

Total assets	1,382,916	1,144,222	1,238,522	1,021,952

Items	31 December 2013		31 December 2012
Liabilities and shareholders’ equity	The Group	The Company	The Group	The Company

Current liabilities:
Short-term loans	108,121	23,215	70,228	1,692
Bills payable	4,526	2,443	6,656	4,000
Accounts payable	202,724	152,007	215,628	121,184
Advances from customers	81,079	73,909	69,299	58,570
Employee benefits payable	818	489	1,838	1,315
Taxes payable	35,888	29,291	21,985	17,854
Other payables	82,917	132,446	61,721	118,311
Short-term debentures payable	10,000	10,000	30,000	30,000
Non-current liabilities due within one year	45,749	44,379	15,754	15,644

Total current liabilities	571,822	468,179	493,109	368,570

Non-current liabilities:
Long-term loans	46,452	44,692	40,267	38,560
Debentures payable	99,138	77,961	121,849	121,849
Provisions	26,080	22,729	21,591	19,598
Deferred tax liabilities	7,977	1,105	7,294	—
Other non-current liabilities	8,187	1,982	3,811	1,688

Total non-current liabilities	187,834	148,469	194,812	181,695

Total liabilities	759,656	616,648	687,921	550,265

Items	31 December 2013		31 December 2012
	The Group	The Company	The Group	The Company

Shareholders’ equity:
Share capital	116,565	116,565	86,820	86,820
Capital reserve	39,413	48,244	30,574	39,146
Specific reserve	1,556	1,226	3,550	3,017
Surplus reserves	190,337	190,337	184,603	184,603
Retained earnings	224,534	171,202	209,446	158,101
Foreign currency translation differences	(2,059)	—	(1,619)	—
Total equity attributable to shareholders of the Company	570,346	N/A	513,374	N/A
Minority interests	52,914	N/A	37,227	N/A
Total shareholders’ equity	623,260	527,574	550,601	471,687
Total liabilities and shareholders’ equity	1,382,916	1,144,222	1,238,522	1,021,952

Income statement

Amounts in RMB million

Items	2013		2012
	The Group	The Company	The Group	The Company

Operating income	2,880,311	1,627,613	2,786,045	1,626,398
Less: Operating costs	2,457,041	1,305,891	2,372,235	1,294,326
Sales taxes and surcharges	190,672	149,762	188,483	152,014
Selling and distribution expenses	44,359	34,942	40,299	33,554
General and administrative expenses	73,572	60,553	65,590	55,152
Financial expenses	6,274	7,857	9,819	9,000
Exploration expenses, including dry holes	12,573	12,532	15,533	15,533
Impairment losses	4,044	3,693	7,906	7,002
Add: Gain from changes in fair value	2,167	2,058	206	90
Investment income	2,510	15,216	1,540	16,826

Operating profit	96,453	69,657	87,926	76,733
Add: Non-operating income	3,481	2,801	4,573	3,945
Less: Non-operating expenses	2,952	2,582	2,392	2,198

Profit before taxation	96,982	69,876	90,107	78,480
Less: Income tax expense	25,605	12,541	23,696	15,080

Net profit	71,377	57,335	66,411	63,400

Items	2013		2012
	The Group	The Company	The Group	The Company

Attributable to:
Equity shareholders of the Company	67,179	N/A	63,496	N/A
Minority interests	4,198	N/A	2,915	N/A

Basic earnings per share (RMB)	0.579	N/A	0.562	N/A
Diluted earnings per share (RMB)	0.543	N/A	0.542	N/A

Net profit	71,377	57,335	66,411	63,400

Other comprehensive income
Cash flow hedges	604	—	(151)	—
Availabe-for-sale financial assets	1,314	1,306	26	—
Share of other comprehensive income of associates	(297)	(297)	80	79
Foreign currency translation differences	(689)	—	(44)	—

Total other comprehensive income	932	1,009	(89)	79

Total comprehensive income	72,309	58,344	66,322	63,479

Attributable to:
Equity shareholders of the Company	68,359	N/A	63,431	N/A
Minority interests	3,950	N/A	2,891	N/A

Cash Flow Statement

Amounts in RMB million

Items	2013		2012
	The Group	The Company	The Group	The Company
Cash flows from operating activities:
Cash received from sale of goods and rendering of services	3,214,962	1,800,264	3,219,487	1,888,570
Refund of taxes and levies	1,747	1,294	1,200	658
Other cash received relating to operating activities	22,396	38,215	17,864	55,770

Sub-total of cash inflows	3,239,105	1,839,773	3,238,551	1,944,998

Cash paid for goods and services	(2,691,495)	(1,367,598)	(2,725,034)	(1,504,911)
Cash paid to and for employees	(55,731)	(46,489)	(51,724)	(41,801)
Payments of taxes and levies	(296,896)	(225,218)	(292,480)	(230,727)
Other cash paid relating to operating activities	(43,090)	(51,511)	(25,851)	(23,802)

Sub-total of cash outflows	(3,087,212)	(1,690,816)	(3,095,089)	(1,801,241)

Net cash flow from operating activities	151,893	148,957	143,462	143,757

Items	2013		2012
	The Group	The Company	The Group	The Company
Cash flows from investing activities:
Cash received from disposal of investments	4,198	4,566	1,384	2,249
Cash received from returns on investments	1,496	14,157	2,429	14,722
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	1,550	3,093	325	274
Other cash received relating to investing activities	2,499	127	6,124	3,073

Sub-total of cash inflows	9,743	21,943	10,262	20,318

Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(154,946)	(119,371)	(158,148)	(131,874)
Cash paid for acquisition of investments	(33,487)	(30,092)	(10,246)	(17,196)
Other cash paid relating to investing activities	(50)	—	(5,147)	(1,785)

Sub-total of cash outflows	(188,483)	(149,463)	(173,541)	(150,855)

Net cash flow from investing activities	(178,740)	(127,520)	(163,279)	(130,537)

Items	2013		2012
	The Group	The Company	The Group	The Company
Cash flows from financing activities:
Cash received from capital contributions	32,102	19,406	1,474	—
Including: Cash received from minority shareholders’ capital contributions to subsidiaries	12,696	—	1,474	—
Cash received from borrowings	1,142,890	232,085	930,317	254,825

Sub-total of cash inflows	1,174,992	251,491	931,791	254,825

Cash repayments of borrowings	(1,105,457)	(236,904)	(888,567)	(249,835)
Cash paid for dividends, profits distribution or interest	(37,967)	(34,760)	(37,444)	(33,595)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(1,346)	—	(2,807)	—
Other cash paid relating to financing activities	(49)	—	(152)	—

Sub-total of cash outflows	(1,143,473)	(271,664)	(926,163)	(283,430)

Net cash flow from financing activities	31,519	(20,173)	5,628	(28,605)

Effects of changes in foreign exchange rate	(82)	—	(2)	—

Net increase /(decrease) in cash and cash equivalents	4,590	1,264	(14,191)	(15,385)

Consolidated Statement of Changes In Equity

Amounts in RMB million

	2013
Items	Share capital	Capital reserve	Specific reserve	Surplus reserves	Retained earnings	Translation difference in foreign currency statements	Total Shareholders’ quity attributable to equity shareholders of the Company	Minority interests	Total shareholders’ equity

Balance at 1 January 2013	86,820	30,574	3,550	184,603	209,446	(1,619)	513,374	37,227	550,601

Change for the year
1. Net profit	—	—	—	—	67,179	—	67,179	4,198	71,377
2. Other comprehensive income	—	1,620	—	—	—	(440)	1,180	(248)	932

Total comprehensive income	—	1,620	—	—	67,179	(440)	68,359	3,950	72,309

Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	—	5,734	(5,734)	—	—	—	—
– Distributions to shareholders	—	—	—	—	(28,424)	—	(28,424)	—	(28,424)
– Bonus issues	17,933	—	—	—	(17,933)	—	—	—	—
4. Exercise of conversion of the 2011 Convertible Bonds	—	1	—	—	—	—	1	—	1
5. Capital reserve to share capital	8,967	(8,967)	—	—	—	—	—	—	—
6. Placing H shares, net of issue expenses	2,845	16,561	—	—	—	—	19,406	—	19,406
7. Non-tradable shares reform of subsidiaries	—	(986)	—	—	—	—	(986)	986	—
8. Acquisition of minority interests in subsidiaries	—	(20)	—	—	—	—	(20)	(29)	(49)
9. Minority investment	—	600	—	—	—	—	600	12,096	12,696
10. Distributions to minority interests	—	—	—	—	—	—	—	(1,261)	(1,261)
11. Net increase in specific reserve for the year	—	—	(1,994)	—	—	—	(1,994)	(55)	(2,049)
12. Government grants	—	30	—	—	—	—	30	—	30

	29,745	7,219	(1,994)	5,734	(52,,091)	—	(11,387)	11,737	350

Balance at 31 December 2013	116,565	39,413	1,556	190,337	224,534	(2,059)	570,346	52,914	623,260

Amounts in RMB million
	2012
Items	Share capital	Capital reserve	Specific reserve	Surplus reserves	Retained earnings	Translation difference in foreign currency statements	Total Shareholders’ equity attributable to equity shareholders of the Company	Minority interests	Total shareholders’ equity

Balance at 1 January 2012	86,702	29,583	3,115	178,263	178,336	(1,600)	474,399	35,126	509,525

Change for the year
1. Net profit	—	—	—	—	63,496	—	63,496	2,915	66,411
2. Other comprehensive income	—	(46)	—	—	—	(19)	(65)	(24)	(89)

Total comprehensive income	—	(46)	—	—	63,496	(19)	63,431	2,891	66,322

Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	—	6,340	(6,340)	—	—	—	—
– Distributions to shareholders	—	—	—	—	(26,046)	—	(26,046)	—	(26,046)
4. Exercise of conversion of the 2011 Convertible Bonds	118	799	—	—	—	—	917	—	917
5. Rights issue of shares by a subsidiary	—	(18)	—	—	—	—	(18)	781	763
6. Acquisition of minority interests in subsidiaries	—	(79)	—	—	—	—	(79)	(106)	(185)
7. Distributions to minority interests, (net of contributions)	—	—	—	—	—	—	—	(1,462)	(1,462)
8. Net increase in specific reserve for the year	—	—	435	—	—	—	435	(12)	423
9. Government grants	—	337	—	—	—	—	337	9	346
10. Others	—	(2)	—	—	—	—	(2)	—	(2)

	118	1,037	435	6,340	(32,386)	—	(24,456)	(790)	(25,246)

Balance at 31 December 2012	86,820	30,574	3,550	184,603	209,446	(1,619)	513,374	37,227	550,601

Statement of Changes In Equity

Amounts in RMB million

	2013
Items	Share capital	Capital reserve	Specific reserve	Surplus reserves	Retained earnings	Total Shareholders’ equity attributable to equity shareholders of the Company

Balance at 1 January 2013	86,820	39,146	3,017	184,603	158,101	471,687

Change for the year
1. Net profit	—	—	—	—	57,335	57,335
2. Other comprehensive income	—	1,009	—	—	—	1,009

Total comprehensive income	—	1,009	—	—	57,335	58,344

Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	—	5,734	(5,734)	—
– Distributions to cash dividends	—	—	—	—	(28,424)	(28,424)
– Distributions to shareholders	17,933	—	—	—	(17,933)	—
4. Exercise of conversion of the 2011 Convertible Bonds	—	1	—	—	—	1
5. Capital reserve to share capital	8,967	(8,967)	—	—	—	—
6. Placing H shares, net of issue expenses	2,845	16,561	—	—	—	19,406
7. Net increase in specific reserve for the year	—	—	(1,778)	—	—	(1,778)
8. Government grants	—	30	—	—	—	30
9. Others	—	464	(13)	—	7,857	8,308

	29,745	8,089	(1,791)	5,734	(44,234)	(2,457)

Balance at 31 December 2013	116,565	48,244	1,226	190,337	171,202	527,574

Amounts in RMB million

	2012
Items	Share capital	Capital reserve	Specific reserve	Surplus reserves	Retained earnings	Total Shareholders’ equity attributable to equity shareholders of the Company

Balance at 1 January 2012	86,702	37,983	2,571	178,263	127,087	432,606

Change for the year
1. Net profit	—	—	—	—	63,400	63,400
2. Other comprehensive income	—	79	—	—	—	79

Total comprehensive income	—	79	—	—	63,400	63,479

Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	—	6,340	(6,340)	—
– Distributions to shareholders	—	—	—	—	(26,046)	(26,046)
4. Exercise of conversion of the 2011 Convertible Bonds	118	799	—	—	—	917
5. Net increase in specific reserve for the year	—	—	446	—	—	446
6. Government grants	—	287	—	—	—	287
7. Others	—	(2)	—	—	—	(2)

	118	1,084	446	6,340	(32,386)	(24,398)

Balance at 31 December 2012	86,820	39,146	3,017	184,603	158,101	471,687

12.2.2	Financial statements prepared in accordance with IFRS

Consolidated Income Statement

Amounts in RMB million

Items	2013	2012

Turnover and other operating revenues
Turnover	2,833,247	2,733,618
Other operating revenues	47,064	52,427

	2,880,311	2,786,045

Operating expenses
Purchased crude oil, products and operating supplies and expenses	(2,371,858)	(2,301,199)
Selling, general and administrative expenses	(69,928)	(61,174)
Depreciation, depletion and amortization	(81,265)	(70,456)
Exploration expenses, including dry holes	(12,573)	(15,533)
Personnel expenses	(55,353)	(51,767)
Taxes other than income tax	(190,672)	(188,483)
Other operating (expenses)/income, net	(1,877)	1,229

Total operating expenses	(2,783,526)	(2,687,383)

Operating profit	96,785	98,662

Items	2013	2012

Finance costs
Interest expense	(10,602)	(11,217)
Interest income	1,568	1,254
Unrealized gain/(loss) on embedded derivative component of the convertible bonds	2,028	(62)
Foreign currency exchange gains, net	2,760	144

Net finance costs	(4,246)	(9,881)

Investment income	154	235

Share of profits less losses from associates and joint ventures	2,359	1,626

Profit before taxation	95,052	90,642
Tax expense	(24,763)	(23,846)

Profit for the year	70,289	66,796

Attributable to:
Owners of the Company	66,132	63,879
Non-controlling interests	4,157	2,917

Profit for the year	70,289	66,796

Earnings per share:
Basic (RMB)	0.570	0.566
Diluted (RMB)	0.534	0.545

Consolidated Statement of Comprehensive Income

Amounts in RMB million

Items	2013	2012

Profit for the year:	70,289	66,796

Other comprehensive income
Items that may be reclassified subsequently to profit or loss (after tax and reclassification adjustments):
Cash flow hedges	604	(151)
Available-for-sale securities	1,314	26
Share of other comprehensive income of associates	(297)	80
Foreign currency translation differences	(689)	(44)

Total items that may be reclassified subsequently to profit or loss	932	(89)

Total other comprehensive income	932	(89)

Total comprehensive income for the year	71,221	66,707

Attributable to:
Owners of the Company	67,312	63,814
Non-controlling interests	3,909	2,893

Total comprehensive income for the year	71,221	66,707

Balance Sheet

Amounts in RMB million

Items	31 December 2013		31 December 2012
	The Group	The Company	The Group	The Company

Non-current assets
Property, plant and equipment, net	669,595	533,297	588,969	475,417
Construction in progress	160,630	123,059	168,977	152,199
Goodwill	6,255	—	6,257	—
Investment in subsidiaries	—	135,081	—	82,164
Interest in associates	28,444	9,776	28,812	10,933
Interest in joint ventures	46,874	12,072	21,388	10,410
Investments	3,730	2,844	2,001	1,396
Deferred tax assets	4,141	—	5,539	657
Lease prepayments	43,270	34,309	36,240	30,524
Long-term prepayments and other assets	46,967	28,092	34,746	26,427

Total non-current assets	1,009,906	878,530	892,929	790,127

Current assets
Cash and cash equivalents	15,046	6,731	10,456	5,467
Time deposits with financial institutions	55	1	408	1
Trade accounts receivable	68,466	32,620	81,395	21,041
Bills receivable	28,771	2,064	20,045	1,333
Inventories	221,906	138,882	218,262	148,844
Prepaid expenses and other current assets	38,766	77,777	34,449	65,865

Total current assets	373,010	258,075	365,015	242,551

Items	31 December 2013		31 December 2012
	The Group	The Company	The Group	The Company

Current liabilities
Short-term debts	109,806	77,523	73,063	46,426
Loans from Sinopec Group
Company and fellow subsidiaries	54,064	71	42,919	910
Trade accounts payable	202,724	152,007	215,628	121,184
Bills payable	4,526	2,443	6,656	4,000
Accrued expenses and other payables	197,606	234,507	169,062	209,226
Income tax payable	3,096	1,628	6,045	4,924

Total current liabilities	571,822	468,179	513,373	386,670

Net current liabilities	(198,812)	(210,104)	(148,358)	(144,119)

Total assets less current liabilities	811,094	668,426	744,571	646,008

Non-current liabilities
Long-term debts	107,234	85,079	124,518	123,064
Loans from Sinopec Group Company and fellow subsidiaries	38,356	37,574	37,598	37,345
Deferred tax liabilities	7,977	1,105	7,294	—
Provisions	26,080	22,729	21,591	19,598
Other long-term liabilities	9,821	3,257	5,534	3,000

Total non-current liabilities	189,468	149,744	196,535	183,007

	621,626	518,682	548,036	463,001

Equity
Share capital	116,565	116,565	86,820	86,820
Reserves	452,238	402,117	424,094	376,181

Total equity attributable to owners of the Company	568,803	N/A	510,914	N/A
Non-controlling interests	52,823	N/A	37,122	N/A

Total equity	621,626	518,682	548,036	463,001

12.2.3	Differences between consolidated financial statements prepared in accordance with the accounting policies complying with ASBE and IFRS (unaudited)

(1)	Effects of major differences between the net profit under ASBE and the profit for the period under IFRS are analysed as follows:

Items	2013	2012
	RMB million	RMB million

Net profit under ASBE	71,377	66,411
Adjustments:
Government grants	119	112
Safety production fund	(1,207)	273

Profit for the year under IFRS*	70,289	66,796

(2)	Effects of major differences between the shareholders’ euqity under ASBE and the total equity under IFRS are analysed as follows:

Items	2013	2012
	RMB million	RMB million

Shareholders’equity under ASBE	623,260	550,601
Adjustments:
Government grants	(1,634)	(1,723)
Safety production fund	__	(842)

Total equity under IFRS*	621,626	548,036

*
The figures are extracted from the consolidated financial statements prepared in accordance with the accounting policies complying with IFRS during the year ended 31 December 2012 and 2013 which have been audited by KPMG and PricewaterhouseCoopers, respectively.

12.3	Provide explanation for any changes in accounting policy, accounting estimate or recognition policy as compared with for last annual report.

□applicable √inapplicable

12.4	Details, adjusted amount, reason and impact of material accounting error.

There is no material error in the current report period.

12.5	Notes on the financial statements prepared under IFRS

12.5.1	Turnover

Turnover primarily represents revenue from the sales of crude oil, natural gas, petroleum and chemical products.

12.5.2	Tax expense

Tax expense in the consolidated income statement represents:

	The Group
	2013	2012
	RMB million	RMB million

Current tax
– Provision for the year	22,741	23,950
– Adjustment of prior years	302	572
Deferred taxation	1,720	(676)

	24,763	23,846

Reconciliation between income actual tax expense and the expected income tax expense at applicable statutory tax rates is as follows:

	The Group
	2013	2012
	RMB million	RMB million

Profit before taxation	95,052	90,642

Expected PRC income tax expense at a statutory tax rate of 25%	23,763	22,661
Tax effect of non-deductible expenses	805	536
Tax effect of non-taxable income	(1,327)	(707)
Tax effect of preferential tax rate (Note)	(1,962)	(2,080)
Effect of income taxes from foreign operations in excess of taxes at the PRC statutory tax rate (Note)	2,171	1,911
Tax effect of utilisation of previously unrecognised tax losses and temporary differences	(575)	(190)
Tax effect of tax losses not recognised	660	963
Write-down of deferred tax assets	926	180
Adjustment of prior years	302	572

Actual income tax expense	24,763	23,846

Note:

The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in western regions in the PRC are taxed at preferential income tax rate of 15% through the year 2020, and the foreign operation in the Republic of Angola (“Angola”) that is taxed at 50% of the assessable income as determined in accordance with the relevant income tax rules and regulations of Angola.

12.5.3	Basic and diluted earnings per share

The calculation of basic earnings per share for the year ended 31 December 2013 is based on the profit attributable to ordinary owners of the Company of RMB 66,132 million (2012: RMB 63,879 million) and the weighted average number of shares of 116,102,910,373 (2012: 112,853,724,741) during the year. The weighted average number of shares for the year ended 31 December 2012 has been retrospectively adjusted as a result of bonus shares issuance and capitalisation during the year and the basic earnings and diluted earnings per share has been adjusted retrospectively.

The calculation of diluted earnings per share for the year ended 31 December 2013 is based on the profit attributable to ordinary owners of the Company of RMB 65,087 million (2012: RMB 64,482 million) and the weighted average number of the shares of 121,858,818,276 (2012: 118,412,133,133) calculated as follows:

(i)	Profit attributable to ordinary owners of the Company (diluted)

	2013	2012
	RMB million	RMB million

Profit attributable to ordinary owners of the Company	66,132	63,879
After tax effect of interest expenses (net of exchange gain) of the 2007
Convertible Bonds and the 2011 Convertible Bonds	476	556
After tax effect of unrealised gain (net of unrealised loss) on embedded derivative components of the 2007 Convertible Bonds and the 2011 Convertible Bonds	(1,521)	47

Profit attributable to ordinary owners of the Company (diluted)	65,087	64,482

(ii)	Weighted average number of shares (diluted)

	2013	2012
	Number of	Number of
	shares	shares

Weighted average number of shares at 31 December	116,102,910,373	112,853,724,741
Effect of conversion of the 2007 Convertible Bonds	1,439,688,889	1,421,733,118
Effect of conversion of the 2011 Convertible Bonds	4,316,219,014	4,136,675,274

Weighted average number of shares (diluted) at 31 December	121,858,818,276	118,412,133,133

12.5.4	Dividends

Dividends payable to owners of the Company attributable to the year represent:

	2013	2012
	RMB million	RMB million

Dividends declared and paid during the year of RMB 0.09 per share (2012: RMB 0.10 per share)	10,491	8,682
Dividends declared after the balance sheet date of RMB 0.15 per share (2012: RMB 0.20 per share)	17,485	17,933

	27,976	26,615

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 23 August 2013, the directors authorised to declare the interim dividends for the year ending 31 December 2013 of RMB 0.09 (2012: RMB 0.10) per share totaling RMB 10,491 million (2012: RMB 8,682 million). Dividends were paid on 17 September 2013.

Pursuant to a resolution passed at the director’s meeting on 21 March 2014, final dividends in respect of the year ended 31 December 2013 of RMB 0.15 (2012: RMB 0.20) per share totalling RMB 17,485 million (2012: RMB 17,933 million) were proposed for shareholders’ approval at the Annual General Meeting. Final cash dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

Dividends payable to owners of the Company attributable to the previous financial year, approved during the year represent:

	2013	2012
	RMB million	RMB million

Final cash dividends in respect of the previous financial year, approved and paid during the year of RMB 0.20 per share (2012: RMB 0.20 per share)	17,933	17,364

Pursuant to the shareholders’ approval at the Annual General Meeting on 29 May 2013, a final dividend of RMB 0.20 per share, and with bonus issues of 2 shares converted from the retained earnings for every 10 existing shares in respect of the year ended 31 December 2012 was declared and cash dividends were paid on 25 June 2013 .

Pursuant to the shareholders’ approval at the Annual General Meeting on 11 May 2012, a final dividend of RMB 0.20 per share totaling RMB 17,364 million in respect of the year ended 31 December 2011 was declared and paid on 7 June 2012.

12.5.5	Trade accounts receivable and bills receivable

	The Group		The Company
	31 December	31 December	31 December	31 December
	2013	2012	2013	2012
	RMB million	RMB million	RMB million	RMB million

Amounts due from third parties	50,638	63,311	2,422	2,634
Amounts due from subsidiaries	—	—	25,068	14,885
Amounts due from Sinopec
Group Company and fellow subsidiaries	9,311	7,207	2,742	668
Amounts due from associates and joint ventures	9,091	11,576	2,766	3,400

	69,040	82,094	32,998	21,587
Less: Impairment losses for bad and doubtful debts	(574)	(699)	(378)	(546)

Trade accounts receivable, net	68,466	81,395	32,620	21,041
Bills receivable	28,771	20,045	2,064	1,333

	97,237	101,440	34,684	22,374

The ageing analysis of trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) is as follows:

	The Group		The Company
	31 December	31 December	31 December	31 December
	2013	2012	2013	2012
	RMB million	RMB million	RMB million	RMB million

Within one year	97,066	101,295	34,519	22,315
Between one and two years	112	85	110	45
Between two and three years	46	52	44	10
Over three years	13	8	11	4

	97,237	101,440	34,684	22,374

Impairment losses for bad and doubtful debts are analysed as follows:

	The Group		The Company
	2013	2012	2013	2012
	RMB million	RMB million	RMB million	RMB million

Balance at 1 January	699	1,012	546	857
Impairment losses recognised for the year	36	44	16	31
Reversal of impairment losses	(38)	(155)	(17)	(152)
Written off	(123)	(202)	(113)	(190)
Others	—	—	(54)	—

Balance at 31 December	574	699	378	546

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

Trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) primarily represent receivables that are neither past due nor impaired. These receivables relate to a wide range of customers for whom there is no recent history of default.

12.5.6	Trade accounts and bills payables

	The Group		The Company
	31 December	31 December	31 December	31 December
	2013	2012	2013	2012
	RMB million	RMB million	RMB million	RMB million

Amounts due to third parties	192,082	204,535	57,309	54,209
Amounts due to Sinopec Group Company and fellow subsidiaries	8,114	6,870	4,463	2,514
Amounts due to associates and joint ventures	2,528	4,223	775	1,004
Amounts due to subsidiaries	—	—	89,460	63,457

	202,724	215,628	152,007	121,184
Bills payable	4,526	6,656	2,443	4,000

Trade accounts and bills payables measured at amortised cost	207,250	222,284	154,450	125,184

The aging analysis of trade accounts and bills payables are as follows:

	The Group		The Company
	31 December	31 December	31 December	31 December
	2013	2012	2013	2012
	RMB million	RMB million	RMB million	RMB million

Due within 1 month or on demand	194,108	199,888	133,374	104,614
Due after 1 month but within 6 months	8,548	17,945	12,876	15,783
Due after 6 months	4,594	4,451	8,200	4,787

	207,250	222,284	154,450	125,184

12.5.7	Segment reporting
(1)	Information on the Group’s reportable segments is as follows:
	2013	2012
	RMB million	RMB million

Turnover
Exploration and production
External sales	60,848	53,738
Inter-segment sales	158,618	174,571

	219,466	228,309

Refining
External sales	194,469	193,464
Inter-segment sales	1,111,004	1,071,387

	1,305,473	1,264,851

Marketing and distribution
External sales	1,486,037	1,453,541
Inter-segment sales	6,330	9,638

	1,492,367	1,463,179

Chemicals
External sales	374,097	356,150
Inter-segment sales	55,999	48,226

	430,096	404,376

Corporate and others
External sales	717,796	676,725
Inter-segment sales	640,224	635,046

	1,358,020	1,311,771

Elimination of inter-segment sales	(1,972,175)	(1,938,868)

Turnover	2,833,247	2,733,618

Other operating revenues
Exploration and production	22,641	28,876
Refining	5,796	6,061
Marketing and distribution	10,047	8,703
Chemicals	7,491	7,588
Corporate and others	1,089	1,199

Other operating revenues	47,064	52,427

Turnover and other operating revenues	2,880,311	2,786,045

	2013	2012
	RMB million	RMB million

Result
Operating profit/(loss)
By segment
– Exploration and production	54,793	70,054
– Refining	8,599	(11,444)
– Marketing and distribution	35,143	42,652
– Chemicals	868	1,178
– Corporate and others	(3,412)	(2,443)
– Elimination	794	(1,335)

Total segment operating profit	96,785	98,662

Share of profits from associates and joint ventures
– Exploration and production	358	301
– Refining	(486)	(934)
– Marketing and distribution	794	1,034
– Chemicals	418	408
– Corporate and others	1,275	817

Aggregate share of profits from associates and joint ventures	2,359	1,626

Investment income
– Exploration and production	8	1
– Refining	11	75
– Marketing and distribution	93	131
– Chemicals	—	14
– Corporate and others	42	14

Aggregate investment income	154	235

Net finance costs	(4,246)	(9,881)

Profit before taxation	95,052	90,642

	31 December
	2013	2012
	RMB million	RMB million

Assets
Segment assets
– Exploration and production	406,237	368,587
– Refining	329,236	309,204
– Marketing and distribution	273,872	261,724
– Chemicals	156,373	145,867
– Corporate and others	107,197	100,517

Total segment assets	1,272,915	1,185,899

Interest in associates and joint ventures	75,318	50,200
Investments	3,730	2,001
Deferred tax assets	4,141	5,539
Cash and cash equivalents and time deposits with financial institutions	15,101	10,864
Other unallocated assets	11,711	3,441

Total assets	1,382,916	1,257,944

Liabilities
Segment liabilities
– Exploration and production	104,233	90,430
– Refining	69,029	62,271
– Marketing and distribution	101,564	87,785
– Chemicals	23,670	30,100
– Corporate and others	129,816	139,811

Total segment liabilities	428,312	410,397

Short-term debts	109,806	73,063
Income tax payable	3,096	6,045
Long-term debts	107,234	124,518
Loans from Sinopec Group Company and fellow subsidiaries	92,420	80,517
Deferred tax liabilities	7,977	7,294
Other unallocated liabilities	12,445	8,074

Total liabilities	761,290	709,908

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

	2013	2012
	RMB million	RMB million

Capital expenditure
– Exploration and production	105,311	78,272
– Refining	26,064	32,161
– Marketing and distribution	29,486	27,232
– Chemicals	19,189	18,996
– Corporate and others	5,076	2,061

	185,126	158,722

Depreciation, depletion and amortisation
– Exploration and production	44,126	39,283
– Refining	13,859	12,270
– Marketing and distribution	11,127	8,792
– Chemicals	10,757	8,883
– Corporate and others	1,396	1,228

	81,265	70,456

Impairment losses on long-lived assets
– Exploration and production	2,523	1,006
– Refining	88	—
– Marketing and distribution	35	8
– Chemicals	—	—
– Corporate and others	15	—

	2,661	1,014

(2)	Geographical information

The following tables set out information about the geographical information of the Group’s external sales and the Group’s non-current assets, excluding financial instruments and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

	2013	2012
	RMB million	RMB million

External sales
Mainland China	2,107,202	2,088,043
Others	773,109	698,002

	2,880,311	2,786,045

	31 December	31 December
	2013	2012
	RMB million	RMB million

Non-current assets
Mainland China	941,046	862,044
Others	51,181	22,123

	992,227	884,167

12.6	Changes in the scope of consolidation.

□ applicable √ inapplicable

13.	Repurchase, Sales and Redemption of Shares

In 2013, neither Sinopec Corp. nor any of its subsidiaries repurchased, sold or redeemed any listed shares of Sinopec Corp. or its subsidiaries (not including item 8.6 “Placing of H Share” in “Significants Events” of this announcement”).

14.	Mode Code for Securities Transactions by Directors

Each of the directors confirmed that he or she complied with the Model Code for Securities and Transactions by Directors of Listed Companies as set out in Appendix 10 of the Hong Kong Listing Rules during the year ended 31 December 2013. In addition, Sinopec Corp. formulated the “Rules Governing Shares Held by Company Directors, Supervisors and Senior Managers and Changes in Shares” and the “Model Code of Securities Transactions by Company Employees” to regulate the purchase and sale of Sinopec Corp.’s securities by Sinopec employees.

15.	Compliance with Corporate Governance Code

Based on its actual circumstances, Sinopec Corp. did not establish a Nomination Committee of the Board according to section A.5 of the Corporate Governance Code and Corporate Governance Report (“Corporate Governance Code”) as set out in Appendix 14 of the Hong Kong Listing Rules. Sinopec Corp. believed that the nomination and election of director candidates by all members of the Board would be better suited to its operations; the Board would perform the duties of the Nomination Committee prescribed in the Corporate Governance Code. In addition, due to other business duties, the chairman and the members of the Audit Committee did not attend the annual general meeting of shareholders for the year 2012 as required under section E.1.2 of the Corporate Governance Code. None of the shareholders raised questions to the Audit Committee at the meeting.

Saved as disclosed above, Sinopec Corp. complied with all code provisions set out in the Corporate Governance Code in 2013.

16.	Review of Annual Results

The annual results for the year ended 31 December 2013 have been reviewed with no disagreement by the Audit Committee of Sinopec Corp.

This announcement is published in both English and Chinese languages. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

By Order of the Board China Petroleum & Chemical Corporation Fu Chengyu Chairman

Beijing, China, 21 March 2014

As of the date of this announcement, directors of the Company are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#           Executive Director
*           Non-executive Director
+           Independent Non-executive Director

Document 2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Petroleum & Chemical Corporation, you should at once hand this circular together with the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0386)

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Notice of convening the AGM to be held at Swissotel Beijing, Hong Kong Macau Center, No. 2 Chaoyangmen North Street, Chaoyang District, Beijing, PRC on Friday, 9 May 2014 at 9:00 a.m. is set out in this circular. Whether or not you are able to attend the AGM, you are requested to complete and return the form of proxy enclosed herewith in accordance with the instructions printed thereon as soon as possible and in any event not less than 24 hours before the time designated for convening the AGM. Completion and return of the form of proxy shall not preclude you from attending and voting in person at the AGM or at any adjourned AGM should you so wish.

21 March 2014

CONTENTS

Page

Definitions	1

Letter from the Board	2

I.	Introduction	2
II.	Proposed Amendments to the Articles of Association	3
III.	Recommendation of the Board	4
IV.	Annual General Meeting	4

Notice of Annual General Meeting for the Year 2013	6

-- i --

DEFINITIONS

In this circular, unless otherwise indicated in the context, the following expressions have the meaning set out below:

“Amendments”	proposed amendments to the Articles of Association;

“Articles of Association”	the articles of association of Sinopec Corp. as amended, revised or supplemented from time to time;

“A Share(s)”	domestic shares with nominal value of RMB1.00 each in the share capital of Sinopec Corp. which are listed on the Shanghai Stock Exchange;

“Annual General Meeting” / “AGM”
the annual general meeting of Sinopec Corp. for the year 2013 to be held at Swissotel Beijing, Hong Kong Macau Center, No. 2 Chaoyangmen North Street, Chaoyang District, Beijing, PRC on Friday, 9 May 2014 at 9:00 a.m.;

“Board”	the board of directors of Sinopec Corp.;

“Company” / “Sinopec Corp.”	China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC with limited liability;

“Directors”	the directors of Sinopec Corp.;

“H Share(s)”	overseas listed foreign shares with nominal value of RMB1.00 each in the share capital of Sinopec Corp. which are listed on the Stock Exchange and traded in Hong Kong dollars;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited;

“PRC” or “China”	the People’s Republic of China, excluding Hong Kong, Macau Special Administrative Region and Taiwan;

“RMB”	Renminbi, the lawful currency of PRC;

“Share(s)”	ordinary shares in the capital of Sinopec Corp. with a nominal value of RMB1.00 each, comprising the A Shares and the H Shares;

“Shareholders”	holder(s) of the Company’s Share(s);

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

-- 1 --

LETTER FROM THE BOARD

CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0386)

Executive Director Li Chunguang Zhang Jianhua Wang Zhigang Cai Xiyou Dai Houliang	Registered Office: 22 Chaoyangmen North Street Chaoyang District Beijing 100728 PRC

Non-Executive Directors: Fu Chengyu Wang Tianpu Zhang Yaocang Cao Yaofeng Liu Yun

Independent Non-Executive Directors: Chen Xiaojin Ma Weihua Jiang Xiaoming Andrew Y. Yan Bao Guoming

21 March 2014

To the Shareholders

Dear Sir or Madam,

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION
I.	INTRODUCTION

Reference is made to the announcement published by the Company dated 21 March 2014 in relation to the proposed amendments to the Articles of Association. The purpose of this circular is to provide you with further information in relation to the proposed Amendments.

-- 2 --

LETTER FROM THE BOARD

II.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

1.	Proposed Amendments

Sinopec Corp. proposes to amend the Articles of Association in accordance with the changes to its share capital structure and registered capital. The Amendments are made based on the framework of its existing Articles of Association after taking into account the actual situation of Sinopec Corp.

2.	Details of the Amendments

(1)	Sinopec Corp. proposes to amend Article 20 of the Articles of Association.

The current Article 20:

The Company, with the approval of China Securities Regulatory Commission on 24 August 2000, issued to the overseas investors 16,780,488,000 H shares (out of which, 15,102,439,000 shares are newly issued shares of the Company and 1,678,049,000 shares are stock shares sold by the promoter, China Petrochemical Corporation) for the first time, and got listed in the Stock Exchange on 19 October 2000; on 20 June 2001, with the approval of China Securities Regulatory Commission, the Company issued to the domestic investors 2,800,000,000 A shares for the first time and got listed at Shanghai Stock Exchange on 8 August 2001.

The existing structure of the Company’s share capital is as follows: the total number of issued ordinary shares of the Company is 89,665,524,892 shares, among which, 70,039,802,892 shares representing 78.11% of the total number of issued ordinary shares of the Company are held by the holders of domestic-listed domestic-invested A shares; and 19,625,722,000 shares representing 21.89% are held by the holder of foreign-listed foreign-invested H shares.

is hereby proposed to be amended as follows:

The Company, with the approval of China Securities Regulatory Commission on 24 August 2000, issued to the overseas investors 16,780,488,000 H shares (out of which, 15,102,439,000 shares are newly issued shares of the Company and 1,678,049,000 shares are stock shares sold by the promoter, China Petrochemical Corporation) for the first time, and got listed in the Stock Exchange on 19 October 2000; on 20 June 2001, with the approval of China Securities Regulatory Commission, the Company issued to the domestic investors 2,800,000,000 A shares for the first time and got listed at Shanghai Stock Exchange on 8 August 2001.

-- 3 --

LETTER FROM THE BOARD

The existing structure of the Company’s share capital is as follows: the total number of issued ordinary shares of the Company is 116,721,086,804 shares, among which, 91,207,648,204 shares representing 78.14% of the total number of issued ordinary shares of the Company are held by the holders of domestic-listed domestic-invested A shares; and 25,513,438,600 shares representing 21.86% are held by the holder of foreign-listed foreign-invested H shares.

(2)	Sinopec Corp. proposes to amend Article 23 of the Articles of Association.

The current Article 23:

The registered capital of the Company is RMB 89,665,524,892. is hereby proposed to be amended as follows:

The registered capital of the Company is RMB 116,721,086,804.

3.	Reasons for the Amendments

Due to (i) the new A Shares converted from the RMB23 billion A share convertible bonds issued by the Company on 23 February 2011 and (ii) the bonus issue of shares by the Company on 25 June 2013, the total number of issued ordinary shares of the Company increased to 116,721,086,804 shares and the registered capital of the Company increased accordingly. The Amendments reflect the updated shareholding structure of Sinopec Corp.

III.	RECOMMENDATION OF THE BOARD

The Board considers that the resolution in relation to the proposed Amendments is in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of such resolution to be proposed at the AGM as set out in the notice of the AGM.

IV.	ANNUAL GENERAL MEETING

Notice of convening the AGM to be held at Swissotel Beijing, Hong Kong Macau Center, No. 2 Chaoyangmen North Street, Chaoyang District, Beijing, PRC on Friday, 9 May 2014 at 9:00 a.m. is set out on page 6 to 11 of this circular.

Reply slip and form of proxy for use in connection with the AGM will be dispatched to Shareholders with this circular. Whether or not you intend to attend the AGM in person, you are requested to complete the reply slip in accordance with the instructions printed thereon and return the reply slip by post or by fax or by personal delivery to Sinopec Corp. Board Secretariat (the address is 22 Chaoyangmen North Street, Chaoyang District, Beijing 100728, PRC, Fax no.: (+86)10 5996 0386) on or before Saturday, 19 April 2014. Failure to complete or return the reply slip will not preclude eligible Shareholders from attending and voting in person at the AGM should they so wish.

-- 4 --

LETTER FROM THE BOARD

Completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM should you so wish. Shareholders (or their proxies) shall vote by poll.

By order of the Board China Petroleum & Chemical Corporation Huang Wensheng Secretary to the Board

21 March 2014

As of the date of this circular, directors of the Company are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

-- 5 --

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2013

CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0386)

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2013

NOTICE IS HEREBY GIVEN that the annual general meeting ( “Annual General Meeting” or “AGM”) of China Petroleum & Chemical Corporation (“Sinopec Corp.” or “Company”) for the year 2013 will be held at Swissotel Beijing, Hong Kong Macau Center, No. 2 Chaoyangmen North Street, Chaoyang District, Beijing, PRC on Friday, 9 May 2014 at 9:00 a.m.

Resolutions to be considered and approved at the Annual General Meeting

By way of ordinary resolutions:

1.	To consider and approve the Report of the Board of Directors of Sinopec Corp. (the “Board”) for the year 2013.

2.	To consider and approve the Report of the Board of Supervisors of Sinopec Corp. for the year 2013.

3.	To consider and approve the audited financial reports and audited consolidated financial reports of Sinopec Corp. for the year ended 31 December 2013.

4.	To consider and approve the profit distribution plan for the year ended 31 December 2013.

It is proposed to the shareholders at the Annual General Meeting to consider and approve the distribution of a final dividend of RMB0.15 (tax inclusive) per share held by the shareholders on the relevant record date, combining with the interim dividend of RMB0.09 (tax inclusive) per share which has been declared and distributed by the Company, the annual cash dividend will be RMB0.24 (tax inclusive) per share for the year 2013.

5.	To authorise the Board to determine the interim profit distribution plan of Sinopec Corp. for the year 2014.

6.
To consider and approve the re-appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the external auditors of Sinopec Corp. for the year 2014, and to authorise the Board to determine their remunerations.

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NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2013

By Way of Special Resolutions:
7.
To approve the proposed amendments to the articles of association of Sinopec Corp. (“Articles of Association”) and authorise the secretary to the Board, on behalf of Sinopec Corp., to deal with all the procedural requirements such as applications, approvals, registrations and filings in relation to the proposed amendments to the Articles of Association (including cosmetic amendments as requested by the relevant regulatory authorities).

8.	To authorise the Board to determine the proposed plan for issuance of debt financing instrument(s):

It is proposed to the shareholders at the Annual General Meeting to generally and unconditionally authorise the Board (or the directors authorised by the Board), within the maximum balance of the issuable bonds, to determine the terms and conditions and all other matters in relation to the issuance of the debt financing instrument(s) such as domestic short-term financial instruments, mid-term financial notes, corporate bonds, overseas U.S. bonds in accordance with the needs of production, operation and capital expenditure as well as the market conditions, including but not limited to, the determination of the value, interest rate, term, targeted group and use of proceeds of the bond(s), as well as the preparation for, execution and disclosure of all necessary documents thereof subject to the aforementioned limits.

This proposal will expire at the conclusion of the next annual general meeting of Sinopec Corp.
9.	To grant to the Board a general mandate to issue new domestic shares and/or overseas-listed foreign shares of Sinopec Corp.:

In order to grant discretion to the Board on the flexibility of issuance of new shares, it is proposed to the shareholders at the Annual General Meeting, to grant the general mandate to issue new domestic shares of the Company (“A Shares”) and overseas-listed foreign shares of the Company (“H Shares”) by way of special resolution (“General Mandate”).

(1)           To authorise the Board (or the directors authorised by the Board) to allot, issue and deal with shares or securities convertible into such shares, options, warrants or similar rights to subscribe for any A Shares or H Shares in the Company (“Similar Rights”) not exceeding 20% of the existing A Share and H Shares in issue at the time when this resolution is passed at the Annual General Meeting. However, notwithstanding the obtaining of the general mandate by the Board, any issue of A Shares needs shareholders’ approval at a general meeting in accordance with the relevant laws and regulations of the People’s Republic of China (“PRC”).

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NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2013

(2)
Subject to paragraphs (3) and (4) and pursuant to the PRC Company Law and the listing rules of the relevant stock exchanges (as amended from time to time), the exercise by the Board (or the directors authorised by the Board) of all the powers of Sinopec Corp. granted by the general and unconditional mandate to allot, issue and deal with A Shares and/or H Shares or Similar Rights and to determine the terms and conditions for the allotment and issuance of new shares or Similar Rights including the following terms:

(a)	class and number of new shares to be issued;

(b)	price determination method of new shares and/or issue price (including price range);

(c)	the starting and closing dates for the issue;

(d)	class and number of the new shares to be issued to existing shareholders; and/or

(e)	the making or granting of offers, agreements, options , convertible rights or Similar Rights which might require the exercise of such powers.

(3)
The aggregate nominal amount of new A Shares and H Shares allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Board (or the directors authorised by the Board) pursuant to the approval in paragraph (2), otherwise than pursuant to issue of shares by conversion of the surplus reserve into share capital in accordance with the PRC Company Law and the Articles of Association, shall not exceed 20% of each class of the existing A Shares and H Shares in issue at the time when this resolution is passed at the Annual General Meeting.

(4)
In exercising the powers granted in paragraph (2), the Board (or the directors authorised by the Board) must (i) comply with the PRC Company Law and the relevant regulatory stipulations (as amended from time to time) of the places where Sinopec Corp. is listed; and

(ii) obtain approval from China Securities Regulatory Commission and other relevant PRC government departments.

(5)
The Board (or the directors authorised by the Board), subject to the approval of the relevant authorities of the PRC and in accordance with the PRC Company Law, be and is hereby authorised to increase the registered capital of Sinopec Corp. to the required amount upon the exercise of the powers pursuant to paragraph (2) above.

(6)
To authorise the Board (or the directors authorised by the Board) to sign the necessary documents, complete the necessary formalities and take other necessary steps to complete the allotment and issue and listing of new shares, provided the same do not violate the relevant laws, administrative regulations, listing rules of the relevant stock exchanges and the Articles of Association.

(7)	Subject to the approval of the relevant PRC authorities, the Board (or the directors authorised by the Board) is hereby authorised to make appropriate and necessary

-- 8 --

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2013

amendments to the Articles of Association after completion of the allotment and issuance of new shares according to the method, type and number of the allotment and issue of new shares by Sinopec Corp. and the actual situation of the shareholding structure of Sinopec Corp. at the time of completion of the allotment and issue of new shares in order to reflect the alteration of the share capital structure and registered capital of Sinopec Corp. pursuant to the exercise of this General Mandate.

(8)	The above general mandate will be granted from the date of passing this special resolution at the AGM and will expire on the earliest among (“Relevant Period”):

(i)	the conclusion of the next annual general meeting of Sinopec Corp.;

(ii)	twelve months from the date of passing this resolution at the AGM; and

(iii)	the revocation or variation of the General Mandate granted under this resolution by special resolution of the shareholders in a general meeting.

except where the Board has resolved to make or grant of offers, agreements, options, convertible rights or other Similar Rights during the Relevant Period and such offers, agreements, options, convertible rights or other Similar Rights are to be continued or implemented after the Relevant Period.

Details of the resolutions are included in the circular to be dispatched to the shareholders of H shares and are also available at the website of the Shanghai Stock Exchange (http://www.sse.com.cn.) and the website of the Stock Exchange of Hong Kong Limited (http:// www.hkexnews.hk).

By order of the Board China Petroleum & Chemical Corporation Huang Wensheng Secretary to the Board of Directors

Beijing, PRC
21 March 2014

Notes:

I.	Attendee of Annual General Meeting

1.	Eligibility for attending the Annual General Meeting

Holders of A Shares whose names appear on the domestic shares register maintained by China Securities Depository & Clearing Corporation Limited Shanghai Branch and holders of H Shares whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on Tuesday, 8 April 2014 are eligible to attend the Annual General Meeting. Holders

-- 9 --

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2013

of H Shares who wish to attend the Annual General Meeting shall lodge their share certificates accompanied by the transfer documents with Hong Kong Registrars Limited (the address is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong) before 4:30 p.m. on Tuesday, 8 April 2014.

2.	Proxy

(1)
A member eligible to attend and vote at Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy need not be a shareholder of Sinopec Corp.

(2)
A proxy should be appointed by a written instrument signed by the appointer or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointer, the power of attorney authorising that attorney to sign or other authorisation document(s) must be notarised.

(3)
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered to the statutory address of Sinopec Corp. not less than 24 hours before the designated time for holding the Annual General Meeting. Holders of A Shares shall deliver the relevant document(s) to Sinopec Corp. Board Secretariat (the address is 22 Chaoyangmen North Street, Chaoyang District, Beijing 100728, PRC). Holder of H Shares shall deliver the relevant document(s) to the Hong Kong Registrars Limited (the address is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If Sinopec Corp. does not receive the original copy of the proxy form, the shareholder can be deemed as having not attended the AGM and the relevant proxy form can be deemed as void.

(4)	Shareholders or their proxies may exercise the right to vote by poll.

3.	The directors, supervisors and senior management of Sinopec Corp.

4.	Legal advisors of Sinopec Corp.

II.	Registration procedures for attending the Annual General Meeting

1.
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

2.
Holders of H Shares and A Shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to Sinopec Corp. on or before Saturday, 19 April 2014.

3.	Shareholder may send the above reply slip to Sinopec Corp. in person, by post or by fax.

-- 10 --

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2013

4.	Closure of Register of Members. The H Share register of members of Sinopec Corp. will be closed from Wednesday, 9 April 2014 to Friday, 9 May 2014 (both days inclusive).

III.	Miscellaneous

1.	The Annual General Meeting will not last for more than one working day. Shareholders who attend shall bear their own travelling and accommodation expenses.

2.
The address of the Share Registrar for A Shares of Sinopec Corp., China Securities Registration and Clearing Company Limited Shanghai Branch Company is at: 166 Lujiazuidong Road, Pudong District, Shanghai.

3.	The address of the Share Registrar of H Shares of Sinopec Corp., Hong Kong Registrars Limited is at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong.

4.	The registered address of Sinopec Corp. is at: 22 Chaoyangmen North Street

Chaoyang District
Beijing 100728 PRC
Telephone No.: (+86) 10 5996 0028
Facsimile No.: (+86) 10 5996 0386

As of the date of this circular, directors of the Company are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#    Executive Director
*   Non-executive Director
+   Independent Non-executive Director

-- 11 --

CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0386)
Proxy Form for the Annual General Meeting for the Year 2013

Number of Shares related to this proxy form(Note 1)

I (We)(note  2)
of

being  the  holder(s)  of
H Share(s)/A Share(s)(note  3)  of RMB1.00 each of China Petroleum & Chemical Corporation (“Sinopec Corp.” or “Company”) now

appoint(note 4)

I.D.  No.:                              of                    Tel. No.:                   )/ the chairman of the meeting as my (our) proxy to attend and vote for me (us) on the following resolutions in accordance with the instruction(s) below and on my (our) behalf at the annual general meeting of Sinopec Corp. for the year 2013 (“AGM”) to be held at 9:00 a.m. on Friday, 9 May 2014 at Swissotel Beijing, Hong Kong Macau Center, No. 2 Chaoyangmen North Street, Chaoyang District, Beijing, China, for the purpose of considering and, if thought fit, passing those resolutions as set out in the notice convening the AGM. In the absence of any indication, the proxy may vote for or against the resolutions at his own discretion.

Ordinary Resolutions		For(Note 5)	Against(note 5)
1	To consider and approve the Report of the Board of Directors of Sinopec Corp. for the year 2013.
2	To consider and approve the Report of the Board of Supervisors of Sinopec Corp. for the year 2013.
3	To consider and approve the audited financial reports and audited consolidated financial reports of Sinopec Corp. for the year ended 31 December 2013.
4	To consider and approve the profit distribution plan for the year ended 31 December 2013.
5	To authorise the Board of Directors of Sinopec Corp. (the “Board”) to determine the interim profit distribution plan of Sinopec Corp. for the year 2014.
6
To consider and approve the re-appointment of PricewaterhouseCoopers Zhong Tian LLP and Pricewaterhouse Coopers as external auditors of Sinopec Corp.
for the year 2014, respectively, and to authorise the Board to determine their remunerations.

Special Resolutions		For(note 5)	Against(note 5)
7
To approve the proposed amendments to the articles of association of Sinopec Corp., and to authorise the secretary to the Board to, on behalf of Sinopec
Corp., deal with all procedural requirements such as applications, approvals, registrations and filings in relation to the proposed amendments to the articles of association (including cosmetic amendments as requested by the regulatory authorities).

8	To authorise the Board to determine the proposed plan for the issuance of debt financing instrument(s).
9	To grant to the Board a general mandate to issue new domestic shares and/or overseas listed foreign shares of Sinopec Corp.

Date:                                    2014                    Signature(s):                                         (note  6)

Notes:

1.
Please insert the number of share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of Sinopec Corp. registered in your name(s).

2.	Please insert full name(s) and address(es) in BLOCK LETTERS.

3.	Please delete as appropriate.

4.
Please insert the name and address of your proxy. If this is left blank, the chairman of the AGM will act as your proxy. One or more proxies, who may not be member(s) of Sinopec Corp., may be appointed to attend and vote in the AGM provided that such proxies must attend the AGM in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

5.
Attention: If you wish to vote FOR any resolution, please indicate with a “F” in the appropriate space under “For”. If you wish to vote AGAINST any resolution, please indicate with a “F” in the appropriate space under “Against”. In the absence of any such indication, the proxy will vote or abstain at his discretion. Pursuant to the articles of association of Sinopec Corp., the shares “withheld” or “abstained” from voting will not be counted in the calculation of the required majority.

6.
This form of proxy must be signed under hand by you or your attorney duly authorised in writing on your behalf. If the appointor is a legal person, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

7.
In the case of joint holders of shares, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting in person or by proxy, the vote of the person, whose name stands first on the register of members of Sinopec Corp. in respect of such share shall be accepted.

8.
This form of proxy together with the power of attorney or other authorization document(s) which have been notarised must be delivered, in the case of holders of A shares, to Sinopec Corp. Board Secretariat at 22 Chaoyangmen North Street, Chaoyang District, Beijing 100728, the People’s Republic of China or, in the case of holders of H Shares, to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong at least 24 hours before the time designated for the holding of the AGM. If Sinopec Corp. does not receive the original copy of this proxy form, the shareholder can be deemed as having not attended the AGM and the relevant proxy form can be deemed as void.

CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0386)
Reply Slip for the Annual General Meeting for the Year 2013

I(We)(note 1

of                                                                                                           Tel. No.:

being the holder(s) of (note  2)                                        H Share(s)/A Share(s) of RMB1.00 each in the capital of China Petroleum & Chemical Corporation (“Sinopec Corp.”) hereby confirm that I (we) or my (our) proxy wish to attend the annual general meeting of Sinopec Corp. for the year 2013 (the “AGM”) to be held at 9:00 a.m. on Friday, 9 May 2014 at Swissotel Beijing, Hong Kong Macau Center, No. 2 Chaoyangmen North Street, Chaoyang District, Beijing, China.

Signature(s):

Date:

Notes:

1.	Please insert full name(s) (in Chinese or in English) in BLOCK LETTERS and registered address(es) (as shown in the register of members) in block letters.

2.	Please delete as appropriate and insert the number of shares registered under your name(s).

3.
The completed and signed reply slip should be delivered to Sinopec Corp. Board Secretariat by post, by fax or by hand at 22 Chaoyangmen North Street Chaoyang District, Beijing 100728, PRC (or via fax no.: (+86)10 5996 0386) such that the same shall be received by Sinopec Corp. on or before Saturday, 19 April 2014. Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the AGM.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: March 24, 2014